UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ANNUAL CORPORATE GOVERNANCE REPORT ON THE PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

FINANCIAL YEAR-END	31/12/2016

TAX ID No.: A-48265169

Registered name: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Registered Address: Plaza de San Nicolás 4, 48005 Bilbao (Vizcaya)

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL CORPORATE GOVERNANCE REPORT

ON THE PUBLICLY TRADED COMPANIES

A. OWNERSHIP STRUCTURE

A.1 Fill in the following table on the company’s share capital:

Date of last modification	Share capital (EUR)	Number of shares	Number of voting rights
20/10/2016	3,217,641,468.58	6,566,615,242	6,566,615,242

Indicate if there are different classes of shares with different rights associated with them.

NO

Class	Number of shares	Nominal amount	Number of voting rights	Different rights

A.2 Detail the direct and indirect owners of significant holdings in your company at year-end, excluding directors:

Name of shareholder (person or company)		Indirect voting rights
	Number of direct voting rights	Direct owner of stake	Number of voting rights	% of total voting rights

Indicate the most significant movements in the shareholder structure during the year.

Name of shareholder (person or company)	Date of the transaction	Description of the transaction

A.3 Fill in the following tables with the members of the company’s Board of Directors with voting rights on company shares:

	Number of direct voting rights	Indirect voting rights		% of total voting rights
Name of director		Direct owner of stake	Number of voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	2,255,715		1,716,059	0.06%
CARLOS TORRES VILA	173,974			0.00%
TOMÁS ALFARO DRAKE	17,425			0.00%
JOSÉ MIGUEL ANDRÉS TORRECILLAS	10,632			0.00%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JOSÉ ANTONIO FERNÁNDEZ RIVERO	74,467		0.00%
BELÉN GARIJO LÓPEZ	0	0	0.00%
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	51,983		0.00%
SUNIR KUMAR KAPOOR	0	0	0.00%
CARLOS LORING MARTÍNEZ DE IRUJO	58,311		0.00%
LOURDES MÁIZ CARRO	0	0	0.00%
JOSÉ MALDONADO RAMOS	38,761		0.00%
JOSÉ LUIS PALAO GARCÍA-SUELTO	10,928		0.00%
JUAN PI LLORENS	0	0	0.00%
SUSANA RODRÍGUEZ VIDARTE	26,390	1,008	0.00%
JAMES ANDREW STOTT	103	10,000	0.00%

% total voting rights held by the Board of Directors			0.06%

Fill in the following tables with the members of the company’s Board of Directors with share options:

Name of director (person or company)	Number of direct share options	Indirect share options		Number of equivalent shares	% of total voting rights
		Direct owner	Number of voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	239,636	0	0	0	0.00%
CARLOS TORRES VILA	111,425	0	0	0	0.00%
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ- MURILLO	23,942	0	0	0	0.00%

A.4 Where applicable, indicate any family, commercial, contractual or corporate relationships between holders of significant shareholdings, insofar as the company is aware of them, unless they are of little relevance or due to ordinary trading or exchange activities:

Related name (person or company)	Type of relationship	Brief description

A.5 Where applicable, indicate any commercial, contractual or corporate relationships between holders of significant shareholdings, and the company and/or its group, unless they are of little relevance or due to ordinary trading or exchange activities:

Related name (person or company)	Type of relationship	Brief description

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.6 Indicate whether the company has been informed of any shareholder agreements that may affect it as set out under articles 530 and 531 of the Corporate Enterprises Act. Where applicable, briefly describe them and list the shareholders bound by such agreement:

NO

Participants in shareholders agreements	% of share capital affected	Brief description of agreement

Indicate whether the company is aware of the existence of concerted actions amongst its shareholders. If so, describe them briefly.

NO

Participants in concerted action	% of share capital affected	Brief description of concerted action

If there has been any amendment or breaking-off of said pacts or agreements or concerted actions, indicate this expressly:

A.7 Indicate whether any person or organization exercises or may exercise control over the company pursuant to article 5 of the Securities Exchange Act. If so, identify names:

NO

Name (person or company)

Comments

A.8 Fill in the following tables regarding the company’s treasury stock:

At year end:

Number of direct shares	Number of indirect shares (*)	Total % of share capital
2,789,894	4,440,893	0.11%

(*)	Through:

Name of direct owner of shareholding (person or company)	Number of direct shares
CORPORACIÓN GENERAL FINANCIERA, S.A.	4,440,893

Total:	4,440,893

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Give details of any significant changes during the year, pursuant to Royal Decree 1362/2007.

Explain the significant changes

Seven treasury stock communications were made in 2016, of which two correspond to a change in the number of voting rights in the “Dividend Option”, which let shareholders decide whether to receive shares or cash for their dividend payment and the rest correspond to acquisitions passed the 1% threshold. These communications are detailed below:

•	Communication date: 12 January 2016 with a total of 1,114,168 direct shares and 38,177,251 indirect shares acquired for 0.617% of the total share capital. This communication was made after acquisitions passed the 1% threshold.

•	Communication date: 03 March 2016 with a total of 4,065,465 direct shares and 34,238,771 indirect shares acquired for 0.602% of the total share capital. This communication was made after acquisitions passed the 1% threshold.

•	Communication date: 28 April 2016 with a total of 802,445 direct shares and 21,959,011 indirect shares acquired for 0.351% on the total share capital. This communication was made on execution of the “Dividend Option” program.

•	Communication date: 24 June 2016 with a total of 1,491,209 direct shares and 23,702,450 indirect shares acquired for 0.389% of the total share capital. This communication was made after acquisitions passed the 1% threshold.

•	Communication date: 29 September 2016 with a total of 1,513,946 direct shares and 7,696,489 indirect shares acquired for 0.142% on the total share capital. This communication was made after acquisitions passed the 1% threshold.

•	Communication date: 25 October 2016 with a total of 7,932,973 direct shares and 10,159,764 indirect shares acquired for 0.276% of the total share capital in the “Dividend Option” program.

•	Communication date: 13 December 2016 with a total of 896,297 direct shares and 7,267,288 indirect shares acquired for 0.124% of the total share capital. This communication was made after acquisitions passed the 1% threshold.

A.9 Describe the conditions and term of the prevailing mandate from the general meeting to the Board of Directors to issue, buy back and transfer treasury stock.

•	The Annual General Meeting of Shareholders of BBVA held on 16 March 2012, under item three of the agenda, passed a resolution to delegate to the Board of Directors the power to increase the Bank’s share capital, within a maximum term of 5 years following the date of the resolution, up to a maximum amount corresponding to 50% of BBVA’s share capital on the date of such authorization, on one or several occasions, by issuing new ordinary or privileged shares with or without voting rights, including redeemable shares or shares of any other kind, with or without an issue premium, the countervalue of said shares comprising cash considerations. The authorization includes the setting out of the terms and conditions of the common stock increase, the determination of the nominal value of the shares to be issued, their characteristics and any privileges they may confer, the attribution of the right of redemption and the conditions of redemption, and the exercise of that right by BBVA; and grants the Board of Directors with the capacity to exclude the preemptive subscription right regarding shares issued by virtue of said resolution, though this capacity is limited to 20% of the share capital of BBVA on the date of said authorization.

In the meeting held on 19 November 2014, the BBVA Board of Directors, by virtue of the aforementioned delegation, agreed to a common stock increase with exclusion to the preemptive subscription right through an Accelerated Bookbuilding Offering (ABO). On 20 November 2014, the common stock increase was executed for a nominal amount of € 118,787,879.56 by issuing 242,424,244 ordinary shares of BBVA, each one at a nominal value of € 0.49, in the same class and series as the shares currently in circulation.

•	The fifth item on the agenda at BBVA’s Annual General Meeting of Shareholders held on 16 March 2012 agreed to power to the Board of Directors to issue securities convertible and/or exchangeable for BBVA shares on one or multiple occasions within a maximum period of 5 years from the date of the adoption the agreement to do so, for a maximum amount of € 12,000,000,000 or its equivalent in any other currency, extending the delegation’s aspects and capacities to: establish the different aspects and conditions of each issue; increase the share capital by the amount needed to address the requests for conversion or subscription; exclude the preemptive subscription right to shareholders whenever necessary or required in the interest of the company; and determine the rate of conversion and/or exchange and the date of conversion and/or exchange.

In exercising this delegation in 2016, 2015, 2014 and 2013, BBVA executed four issues of convertible perpetual securities into new issues of ordinary BBVA shares (level 1 additional capital instruments) with exclusion of the preemptive subscription right, amounting to € 1 billion in 2016, € 1.5 billion in 2015 and 2014 respectively and USD $1.5 billion in 2013.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The Annual General Meeting of Shareholders of BBVA held on 14 March 2014, under agenda item three, agreed to authorized BBVA, directly or via any of its subsidiaries, for a maximum term of five years from the date of said resolution, for the derivative acquisition of BBVA shares at any time and on as many occasions as it deems appropriate, by any means permitted by law, including charging the acquisition to the year’s profits and/or unrestricted reserves, and to subsequently dispose of the shares acquired, indicating that derivative acquisition of shares will at all times be carried out in compliance with the conditions established under applicable legislation and, in particular, the following conditions: (i) at no time will the nominal value of the treasury stock acquired, directly or indirectly, under this authorization, added to the shares already owned by the Company and its subsidiaries, exceed 10% of the subscribed share capital of BBVA or, as appropriate, the maximum amount permitted by applicable legislation; (ii) the acquisition shall not result in the equity being less than the share capital plus the legal reserves or the reserves that are restricted by the Company bylaws; (iii) a restricted reserve, equivalent to the sum of treasury stock of the company recorded to assets, may be established against the net equity; (iv) shares acquired must be fully paid up, unless the acquisition is without consideration, and must not entail any obligation to provide ancillary benefits; and (v) the acquisition price per share will not be below the nominal value of the share or more than 20% above the listed price or any other price associated with the shares on the acquisition date. Moreover, said General Meeting expressly authorized that the shares acquired by BBVA or its subsidiaries by exercising the aforementioned authorization may be wholly or partially earmarked for delivery to workers or directors of BBVA or its subsidiaries.

•	The General Meeting of Shareholders of BBVA held on 11 March 2016 resolved, under item three, sections 3.3 and 3.4 of the agenda, to perform two common stock increases to be charged to voluntary reserves through the issue of new ordinary shares each with a nominal value of € 0.49, without issue premium, which as of 31 December 2016 had not been executed. The maximum term for the execution of said increases is one year from the date of the adoption of said resolutions.

A.9 bis Estimated floating capital:

%
Estimated floating capital	100

A.10 Indicate whether there is any restriction on the transferability of securities and/or any restriction on voting rights. In particular, report the existence of any restrictions that might hinder the take-over of control of the company by purchasing its shares on the market.

NO

A.11 Indicate whether the General Meeting has agreed to adopt measures to neutralize a public takeover bid, pursuant to Act 6/2007.

NO

If so, explain the measures approved and the terms and conditions under which the restrictions would become inefficient:

A.12 Indicate whether the company has issued securities that are not traded on a regulated market in the EU.

YES

Where applicable, indicate the different classes of shares, and what rights and obligations each share class confers.

All the shares in BBVA’s capital have the same class and series, and confer the same voting and economic rights. There are no different voting rights for any shareholder. There are no shares that do not represent capital.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Bank’s shares are admitted for trading on the Securities Exchanges in Madrid, Barcelona, Bilbao and Valencia, through the Spanish electronic trading platform (Continuous Market), and the stock markets in London and Mexico. BBVA American Depositary Shares (ADS) are traded on the New York Stock Exchange and also on the Lima Exchange (Peru) under an exchange agreement between both markets.

Additionally, as of 31 December 2016, shares of BBVA Banco Continental, S.A.; Banco Provincial S.A.; BBVA Colombia, S.A.; BBVA Chile, S.A. and BBVA Banco Francés, S.A., were traded on their respective local securities markets and, for the latter entity, on the New York Stock Exchange and in the Latin American securities exchange (LATIBEX) on the Stock Market of Madrid.

B GENERAL MEETING

B.1 Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Corporate Enterprises Act (CEA) with respect to the quorum and constitution of the General Meeting.

YES

	% quorum different from quorum set out in art. 193 of CEA for general circumstances	% quorum different from quorum set out in art. 194 of CEA for special circumstances in art. 194 of CEA
Quorum required on first summons	0.00%	66.66%
Quorum required on second summons	0.00%	60.00%

Description of differences

Article 194 of the Corporate Enterprises Act establishes that, in public limited companies, in order for a General Meeting (whether annual or extraordinary) to validly resolve to increase or reduce capital or make any other amendment to the Company Bylaws, bond issuance, the cancellation or restriction of first refusal subscription rights over new shares, or the conversion, merger or spin-off of the company or global assignment of assets and liabilities or the transfer the registered office abroad, the shareholders present and represented on first summons must own at least fifty percent of the subscribed capital with voting rights.

On second summons, twenty-five percent of said capital will be sufficient.

The above notwithstanding, article 25 of the BBVA Company Bylaws establishes that a reinforced quorum of two-thirds of subscribed capital with voting rights must attend the General Meeting at first summons or 60% of that capital at second summons, in order to adopt resolutions on replacing the corporate purpose, the transformation, total spin off, winding-up of the Company and amending that article of Bylaws establishing this reinforced quorum.

B.2 Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Corporate Enterprises Act (CEA) for the adoption of corporate resolutions:

NO

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Describe any differences from the minimum standards established under the CEA.

B.3 Indicate the rules applicable to amendments to the company bylaws. In particular, report the majorities established to amend the bylaws, and the rules, if any, to safeguard shareholders’ rights when amending the bylaws.

Article 30 of the BBVA Company Bylaws establishes that the General Meeting is empowered to amend the Company Bylaws and to confirm and/or rectify Board of Directors’ interpretation of them.

To such end, the rules established under articles 285 et seq. of the Corporate Enterprises Act shall apply.

The above paragraph notwithstanding, article 25 of the BBVA Company Bylaws establishes that in order to adopt resolutions regarding any change to the corporate purpose, transformation, total spin-off or winding up the Company and amendment of the second paragraph of said article 25, two-thirds of the subscribed voting capital must attend the General Meeting on first summons or 60% of that capital on second summons.

As regards the procedure for amending the Company Bylaws, article 4.2 c) of Act 10/2014 dated 26th June, on the regulation, supervision and solvency of credit institutions, establishes that the Bank of Spain shall be responsible for authorizing amendments to the bylaws of credit institutions.

Moreover, article 10 of Royal Decree 84/2015 dated 13rd February, implementing Act 10/2014, stipulates that the Bank of Spain shall have two months to decide following receipt of the request for the Company’s Bylaws amendment, which must be accompanied by a certification of minutes recording the agreement, a report substantiating the proposal drawn up by the board of directors and a project of new bylaws, identifying the cited amendments.

Notwithstanding the foregoing, article 10 of Royal Decree 84/2015 also establishes that no previous authorization from the Bank of Spain is required, though the latter must be notified, so that it may be entered into the Credit Entity Register, of amendments with the following purposes:

•	Change of the registered office within the national territory.

•	Stock capital increase.

•	Incorporating verbatim into the bylaws legal or regulatory precepts of a mandatory or prohibitive nature, or for the purpose of complying with legal or administrative decisions.

•	Those amendments for which the Bank of Spain, in response to a prior enquiry made by the affected bank, deems that authorization is not required due to their little relevance.

This communication must be made within fifteen working days following the adoption of the Bylaws amendment resolution.

Finally, to indicate that as a significant entity, BBVA is under the direct supervision of the European Central Bank (ECB) in cooperation with the Bank of Spain under the Single Supervision Mechanism, so the authorization of the Bank of Spain above mentioned shall be submitted to the ECB, prior to its resolution by the Bank of Spain.

B.4 Indicate the data on attendance at general meetings held during the year to which this report refers and the previous year:

	Attendance figures
General Meeting date	% shareholders present	% attending by proxy	% voting remotely		Total
			Electronic vote	Other
13/03/2015	2.69%	39.68%	0.04%	19.64%	62.05%
11/03/2016	1.83%	38.34%	0.26%	22.08%	62.51%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B.5 Indicate the number of shares, if any, that are required to be able to attend the General Meeting and whether there are any restrictions on such attendance in the bylaws:

YES

Number of shares required to attend the General Meetings	500

B.6 Section repealed.

B.7 Indicate the address and means of access through the company website to the information on corporate governance and other information on the general meetings that must be made available to shareholders on the company’s website.

The content on corporate governance and other information on the latest general meetings are directly accessible through the Banco Bilbao Vizcaya Argentaria, S.A. corporate website, www.bbva.com, in the Shareholders and Investors, Corporate Governance and Remunerations Policy section.

C CORPORATE GOVERNANCE STRUCTURE

C.1 Board of Directors

C.1.1 Maximum and minimum number of directors established in the bylaws:

Maximum number of Directors	15
Minimum number of Directors	5

C.1.2 Fill in the following table on the Board members:

Name of director (person or company)	Representative	Type of directorship	Position on the Board	Date first appointed	Date last appointed	Election procedure

FRANCISCO GONZÁLEZ RODRÍGUEZ	—	EXECUTIVE	CHAIRMAN	28/01/2000	11/03/2016	GENERAL MEETING RESOLUTION

CARLOS TORRES VILA	—	EXECUTIVE	CHIEF EXECUTIVE OFFICER	04/05/2015	11/03/2016	GENERAL MEETING RESOLUTION

TOMÁS ALFARO DRAKE	—	INDEPENDENT	DIRECTOR	18/03/2006	14/03/2014	GENERAL MEETING RESOLUTION

JOSÉ MIGUEL ANDRÉS TORRECILLAS	—	INDEPENDENT	LEAD DIRECTOR	13/03/2015	13/03/2015	GENERAL MEETING RESOLUTION

JOSÉ ANTONIO FERNÁNDEZ RIVERO	—	OTHER EXTERNAL	DIRECTOR	28/02/2004	13/03/2015	GENERAL MEETING RESOLUTION

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

BELÉN GARIJO LÓPEZ	—	INDEPENDENT	DIRECTOR	16/03/2012	13/03/2015	GENERAL MEETING RESOLUTION

JOSÉ MANUEL GONZÁLEZ- PÁRAMO MARTÍNEZ-MURILLO	—	EXECUTIVE	DIRECTOR	03/06/2013	14/03/2014	GENERAL MEETING RESOLUTION

SUNIR KUMAR KAPOOR	—	INDEPENDENT	DIRECTOR	11/03/2016	11/03/2016	GENERAL MEETING RESOLUTION

CARLOS LORING MARTÍNEZ DE IRUJO	—	OTHER EXTERNAL	DIRECTOR	28/02/2004	14/03/2014	GENERAL MEETING RESOLUTION

LOURDES MÁIZ CARRO	—	INDEPENDENT	DIRECTOR	14/03/2014	14/03/2014	GENERAL MEETING RESOLUTION

JOSÉ MALDONADO RAMOS	—	OTHER EXTERNAL	DIRECTOR	28/01/2000	13/03/2015	GENERAL MEETING RESOLUTION

JOSÉ LUIS PALAO GARCÍA- SUELTO	—	INDEPENDENT	DIRECTOR	01/02/2011	14/03/2014	GENERAL MEETING RESOLUTION

JUAN PI LLORENS	—	INDEPENDENT	DIRECTOR	27/07/2011	13/03/2015	GENERAL MEETING RESOLUTION

SUSANA RODRÍGUEZ VIDARTE	—	OTHER EXTERNAL	DIRECTOR	28/05/2002	14/03/2014	GENERAL MEETING RESOLUTION

JAMES ANDREW STOTT	—	INDEPENDENT	DIRECTOR	11/03/2016	11/03/2016	GENERAL MEETING RESOLUTION

Total number of Directors	15

Indicate the severances that have occurred on the Board of Directors during the reporting period:

Name of director (person or company)	Status of the Director at the time	Date of leaving
RAMÓN BUSTAMENTE Y DE LA MORA	OTHER EXTERNAL	11/03/2016
IGNACIO FERRERO JORDI	OTHER EXTERNAL	11/03/2016

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.3 Fill in the following tables on the Board members and their different kinds of directorship:

EXECUTIVE DIRECTORS

Name of director (person or company)	Position within company organization

FRANCISCO GONZÁLEZ RODRÍGUEZ	GROUP EXECUTIVE CHAIRMAN

CARLOS TORRES VILA	CHIEF EXECUTIVE OFFICER

JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	DIRECTOR OF GLOBAL ECONOMICS, REGULATION & PUBLIC AFFAIRS

Total number of executive Directors	3
% of total directors	20%

EXTERNAL PROPRIETARY DIRECTORS

EXTERNAL INDEPENDENT DIRECTORS

Name of director (person or company)	PROFILE
BELÉN GARIJO LÓPEZ

MEMBER OF THE EXECUTIVE BOARD OF MERCK GROUP AND CEO OF MERCK HEALTH CARE., DIRECTOR OF L’OREAL AND CHAIR OF THE PHRMA INTERNATIONAL EXECUTIVE COMMITTEE, ISEC (PHARMACEUTICAL RESEARCH AND MANUFACTURERS OF AMERICA).

OTHER RELEVANT POSITIONS: WAS PRESIDENT OF COMMERCIAL OPERATIONS IN EUROPE AND CANADA AT SANOFI AVENTIS. GRADUATED IN MEDICINE FROM UNIVERSIDAD DE ALCALÁ DE HENARES, MADRID.

SPECIALIST IN CLINICAL PHARMACOLOGY AT HOSPITAL DE LA PAZ - UNIVERSIDAD AUTÓNOMA DE MADRID.

JOSÉ LUIS PALAO GARCÍA- SUELTO

HAS BEEN SENIOR PARTNER OF THE FINANCIAL DIVISION AT ARTHUR ANDERSEN SPAIN.

OTHER RELEVANT POSITIONS: WAS HEAD OF THE AUDIT AND INSPECTION SERVICES AT THE INSTITUTO DE CRÉDITO OFICIAL (OFFICIAL CREDIT INSTITUTE) AND HAS ALSO BEEN A FREELANCE CONSULTANT.

GRADUATED IN AGRICULTURAL ENGINEERING FROM THE MADRID SCHOOL OF AGRICULTURAL ENGINEERS AND BUSINESS AND MANAGEMENT STUDIES FROM UNIVERSIDAD COMPLUTENSE DE MADRID.

JUAN PI LLORENS

CHAIR OF THE BOARD’S REMUNERATION COMMITTEE. HAD A PROFESSIONAL CAREER AT IBM HOLDING VARIOUS SENIOR POSITIONS AT A NATIONAL AND INTERNATIONAL LEVEL INCLUDING VICE PRESIDENT FOR SALES AT IBM EUROPE, VICE PRESIDENT OF TECHNOLOGY & SYSTEMS AT IBM EUROPE AND VICE PRESIDENT OF FINANCIAL SERVICES SECTOR, GMU (GROWTH MARKETS UNITS) IN CHINA. HE WAS EXECUTIVE CHAIRMAN OF IBM SPAIN.

GRADUATED IN INDUSTRIAL ENGINEERING FROM UNIVERSIDAD POLITECNICA DE BARCELONA AND TOOK A GENERAL MANAGEMENT PROGRAM AT IESE.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

LOURDES MÁIZ CARRO

WAS SECRETARY OF THE BOARD OF DIRECTORS AND DIRECTOR OF THE LEGAL DEPARTMENT OF IBERIA, LÍNEAS AÉREAS DE ESPAÑA UNTIL APRIL 2016.

PHD IN PHILOSOPHY, WORKED IN RESEARCH AND GAVE CLASSES IN METAPHYSICS AT THE COMPLUTENSE UNIVERSITY DURING FIVE YEARS. GRADUATED IN LAW, JOINED THE STATE COUNSEL CORPS AND HELD VARIOUS POSTS OF RESPONSIBILITY IN THE PUBLIC ADMINISTRATIONS SUCH AS GENERAL ORGANIZATIONAL DIRECTOR, WORK AND COMPUTING POSITIONS AT THE MINISTRY OF PUBLIC ADMINISTRATIONS, GENERAL DIRECTOR OF THE SOCIEDAD ESTATAL DE PARTICIPACIONES PATRIMONIALES (SEPPA) IN THE MINISTRY OF ECONOMY AND FINANCES AND GENERAL TECHINCAL SECRETARY AT THE MINISTRY OF AGRICULTURE. SHE HAS BEEN A DIRECTOR IN NUMEROUS COMPANIES, INCLUDING RENFE, GIF (NOW, ADIF), ICO (INSTITUTO DE CRÉDITO OFICIAL), ALDEASA AND BANCO HIPOTECARIO.

TOMÁS ALFARO DRAKE

CHAIR OF THE BOARD’S APPOINTMENTS COMMITTEE. DIRECTOR OF INTERNAL DEVELOPMENT AND TEACHER IN THE FINANCE AREA AT UNIVERSIDAD FRANCISCO DE VITORIA.

OTHER RELEVANT POSITIONS: WAS DIRECTOR OF THE FOLLOWING BACHELOR’S DEGREES AT UNIVERSIDAD FRANCISCO DE VITORIA: BUSINESS ADMINISTRATION AND MANAGEMENT; BUSINESS STUDIES; MARKETING; BUSINESS ADMINISTRATION. GRADUATED IN ENGINEERING AT ICAI AND BECAME MASTER IN ECONOMICS AND BUSINESS ADMINISTRATION (MBA) AT IESE.

JOSÉ MIGUEL ANDRÉS TORRECILLAS

CHAIR OF THE BOARD’S AUDIT AND COMPLIANCE COMMITTEE AND LEAD DIRECTOR.

HIS PROFESSIONAL CAREER BEGAN WITH ERNST & YOUNG AS GENERAL MANAGING PARTNER FOR AUDIT AND ADVISORY SERVICES AND CHAIRMAN OF ERNST & YOUNG SPAIN UNTIL 2014. MEMBER OF SEVERAL ENTITIES SUCH AS THE OFFICIAL REGISTRY OF ACCOUNT AUDITORS (ROAC), REGISTRY OF ECONOMIST AUDITORS (REA), SPANISH INSTITUTE OF CHARTERED ACCOUNTANTS AND THE ADVISORY BOARD OF THE INSTITUTE OF INTERNAL AUDITORS. GRADUATED IN BUSINESS SCIENCES AND ECONOMICS FROM THE COMPLUTENSE UNIVERSITY IN MADRID.

SUNIR KUMAR KAPOOR

INDEPENDENT CONSULTANT IN SEVERAL TECHNOLOGICAL COMPANIES SUCH AS ATLANTIC BRIDGE VENTURES, PANDA SECURITY, AVNI NETWORKS, GLOBALLOGIC AND AGNITY GLOBAL.

OTHER RELEVANT POSITIONS: RESPONSIBLE FOR EMEA IN MICROSOFT EUROPE AND WORLDWIDE DIRECTOR OF BUSINESS STRATEGY IN MICROSOFT CORPORATION. FORMERLY EXECUTIVE VICE PRESIDENT AND MARKETING DIRECTOR OF CASSATT CORPORATION AND PRESIDENT AND CEO OF UBMATRIX INCORPORATED. GRADUATED IN PHYSICS STUDIES FROM BIRMINGHAM UNIVERSITY AND MASTER IN COMPUTER SYSTEMS AT CRANFIELD INSTITUTE OF TECHNOLOGY.

JAMES ANDREW STOTT

CHAIR OF THE BOARD’S RISK COMMITTEE.

OTHER RELEVANT POSITIONS: RESPONSIBLE FOR CORPORATE DEVELOPMENT OF THE ASIA-PACIFIC REGION AND FOR FINANCIAL SERVICES IN WESTERN EUROPE AND MEMBER OF THE OLIVER WYMAN FINANCIAL SERVICES GLOBAL LEADERSHIP COMMITTEE. FORMERLY INDEPENDENT DIRECTOR AND CHAIRMAN OF THE RISKS AND AUDIT COMMITTEE OF BARCLAYS BANK SPAIN AND INDEPENDENT DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE OF CATENON, S.A. GRADUATED IN ECONOMICS FROM CAMBRIDGE UNIVERSITY.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Total number of independent Directors	8
% of total directors	53.33%

Indicate whether any director considered an independent director is receiving from the company or from its group any amount or benefit under any item that is not the remuneration for his/her directorship, or maintains or has maintained over the last year a business relationship with the company or any company in its group, whether in his/her own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such a relationship.

Where applicable, include a reasoned statement from the Board with the reasons why it deems that this director can perform his/her duties as an independent director.

Name of director (person or company)	Description of the relationship	Reasoned statement

OTHER EXTERNAL DIRECTORS

Identify all other external Directors and explain why these cannot be considered proprietary or independent Directors and detail their relationships with the company, its executives or shareholders.

Name of director (person or company)	Reasons	Company, executive or shareholder to which related

JOSÉ MALDONADO RAMOS	José Maldonado Ramos has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

JOSÉ ANTONIO FERNÁNDEZ RIVERO	José Antonio Fernández Rivero has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

CARLOS LORING MARTÍNEZ DE IRUJO	Carlos Loring Martínez de Irujo has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

SUSANA RODRÍGUEZ VIDARTE	Susana Rodríguez Vidarte has been a director for a continuous period of more than 12 years.	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of other external Directors	4
% of total directors	26.67%

Indicate any changes that may have occurred during the period in the type of directorship of each director:

Name of director (person or company)	Date of change	Previous category	Current category
JOSÉ ANTONIO FERNÁNDEZ RIVERO	01/03/2016	INDEPENDENT	OTHER EXTERNAL
CARLOS LORING MARTÍNEZ DE IRUJO	01/03/2016	INDEPENDENT	OTHER EXTERNAL

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.4 Fill in the following table with information regarding the number of female directors over the last 4 years, and the category of their directorships:

	Number of female directors				% of total Directors of each category
	Year 2016	Year 2015	Year 2014	Year 2013	Year 2016	Year 2015	Year 2014	Year 2013
Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	2	2	2	2	25%	25%	28.57%	20%
Other external	1	1	1	0	25%	25%	25%	0.00%

Total:	3	3	3	2	20%	20%	21.43%	14.29%

C.1.5 Explain the measures, if any, that have been adopted to try to include a number of female directors on the Board that would mean a balanced presence of men and women.

Explanation of measures

Article 3 of the Board of Directors Regulations establishes that the proposals submitted to the General Meeting by the Board for appointment or reelection of directors and the appointments the Board makes directly to cover vacancies, exercising its powers of co-option will be approved at the proposal of the Appointments Committee in the case of independent directors, and following a report from said Committee in the case of all other directors. In any case, the proposal must be accompanied by a report of the Board of Directors explaining the grounds on which the Board of Directors has assessed the competence, experience and merits of the candidate proposed, which will be attached to the minutes of the Annual General Meeting or of the Board of Directors. Also, in accordance with article 529 decies of the Corporate Enterprises Act, the proposal for the appointment or reelection of non-independent directors must be accompanied by a report from the Appointments Committee. When there is a proposal to re-elect directors, the Board of Directors’ resolutions and deliberations will take place in the absence of the directors whose re-election is proposed, who if present, must leave the meeting.

The Appointments Committee’s mission is to assist the Board of Directors in matters concerning the selection and appointment of directors and, in particular, to submit to the Board of Directors the proposals for the appointment, re-election or removal of independent directors and to report on the proposals for the appointment, re-election or removal of all other directors.

To such end, article 33 of the Board of Directors Regulations establishes that the Appointments Committee will assess the balance of skills, knowledge and expertise that the Board of Directors requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that, in line with the principles set out in the BBVA Board of Directors Regulations, when filling new vacancies, the selection procedures are not marred by implicit biases that may entail any discrimination and, in particular, discrimination that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included as potential candidates.

Moreover, BBVA has established a director selection policy stating that the selection procedures cannot involve discrimination in selecting female directors and that in 2020 the number of female board members will represent at least 30% of the total number of members of the Board of Directors.

In the latest selection processes, the Appointments Committee has ensured that there are no implicit biases that may hinder the access of women to the vacancies. It evaluated the skills, knowledge and expertise of all the candidates according to the needs of the governing bodies at any given time, assessing the dedication necessary

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

to be able to suitably perform their duties in the light of the principles contained in the BBVA Board of Directors Regulations. For these selection processes, the Committee counts on the support of prestigious consultants at international level in the selection of directors, who carry out an independent search for potential candidates that meet the profile defined in each case by the Appointments Committee.

During these processes, the external expert was expressly requested to include women with the suitable profile among the candidates to be presented and the Committee analyzed the personal and professional profiles of all the candidates presented on the basis of the information provided by the consultancy firm, according to the needs of the Bank’s governing bodies at any given time. The skills, knowledge and expertise necessary to be a Bank’s director were assessed and the rules on incompatibilities and conflicts of interest as well as the dedication deemed necessary to be able to comply with the duties were taken into account.

BBVA currently has three female directors on its governing body, i.e. 20% of its members, one of whom is a member of the Group’s Executive Committee.

C.1.6 Explain the measures, if any, agreed by the Appointments Committee to ensure that selection procedures do not suffer from implicit biases that may hinder the selection of female directors, and that the company deliberately seeks and includes potential female candidates that meet the professional profile sought:

Explanation of measures

See above section.

The Appointments Committee, in compliance with the principles established in the Board of Directors’ Regulations and Selection, Appointment, Renewal and Diversity Policy of the Board of Directors, in the selection processes of the directors, ensures that among the potential candidates are women who meet the professional profile sought, and also takes care that in the selection procedures there are no implicit biases that might hinder the selection of female directors.

When, despite any measures that might have been adopted, the number of female directors is low or zero, explain the reasons:

Explanation of reasons

C.1.6.bis Explain the conclusions of the Appointments Committee regarding verification of compliance with the board member selection policy. And, in particular, explain how this policy is fostering the goal for 2020 to have the number of female board members represent at least 30% of the total number of members of the board of directors.

The Board of Directors has established a director selection policy stating that the individuals proposed for appointment as members of the Board of Directors must meet the requirements set out in current legislation, in the specific regulations applicable to credit institutions, Company Bylaws and Board Regulations. In particular, the directors must meet the suitability requirements needed to hold the position and display recognized commercial and professional repute, possess adequate knowledge and experience to hold the position, and be committed to good governance of the Company.

The selection policy states that the member selection, appointment and rotation procedures for the Board of Directors shall be aimed at attaining a composition of the company’s governing bodies that enable the adequate exercise of the duties established by Law, Company Bylaws and its own Regulations in the company’s best interest.

To this effect, the Board of Directors shall ensure that the appointment, selection and rotation procedures enable the most suitable candidates to be identified at all times, based on the requirements of the corporate bodies and that they favor diversity of experience, knowledge, skills and gender and, in general, do not suffer from implicit biases that may involve any kind of discrimination.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In particular, the director selection policy establishes that the selection procedures cannot entail any discrimination for the selection of female directors and that in 2020 the number of female board members will represent at least 30% of the total number of members of the Board of Directors. In this regard, the number of women on the Board of Directors has increased in recent years and women meeting the required professional profile have been expressly requested to be nominated for director selection processes.

Additionally, it sets out that the composition of the Board of Directors shall attempt to have an appropriate balance between the different types of board members and that non-executive members represent an ample majority over executive directors, taking steps so that the number of independent directors accounts for at least 50% of the total seats.

Thus, following the appointments proposals that were submitted to the Board of Directors by the Appointments Committee and subsequently approved by the Annual General Meeting held on 11 March 2016, the Board of Directors has deepened the diversity of knowledge and experience and has increased the international profile of the members of the Board, by including people with ample experience in the financial and risk sector and extensive knowledge and experience in the area of information technology, digital business and cyber-security; having incorporated people with professional experience developed in positions of maximum responsibility in top level multinational companies.

Consequently, the Board of Directors currently comprises fifteen members, namely three executive directors, four in the “other external” category and eight are considered independent directors. BBVA’s corporate bodies therefore have a structure, size and composition according to their needs and, as in recent years, with a structure in which at least half of its directors are independent directors, thus complying with that established in the Regulations of the Board of Directors and in the Selection, Appointment, Renewal and Diversity Policy of the Board of Directors.

Lastly, the Appointments Committee has followed the Selection, Appointment, Renewal and Diversity Policy of the Board of Directors when submitting candidates for re-election to the Board of Directors to be studied at the General Shareholders Meeting in 2017. On approval of said proposal by the BBVA General Shareholders Meeting, the Board composition shall continue to comprise 50% independent directors and a percentage of female directors on the Board representing 27% of non-executive directors.

C.1.7 Explain the form of representation on the Board of shareholders with significant holdings.

C.1.8 Explain, where applicable, the reasons why proprietary directors have been appointed at the behest of a shareholder whose holding is less than 3% of the capital:

Indicate whether formal petitions have been ignored for presence on the Board from shareholders whose holding is equal to or higher than that of others at whose behest proprietary directors were appointed. Where applicable, explain why these petitions have been ignored.

NO

C.1.9 Indicate whether any director has stood down before the end of his/her term of office, if the director has explained his/her reasons to the Board and through which channels, and if reasons were given in writing to the entire Board, explain below, at least the reasons that were given:

Name of director	Reason for leaving

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.10 Indicate any powers delegated to the managing directors(s):

Name of director (person or company)	Brief description
FRANCISCO GONZÁLEZ RODRÍGUEZ	Holds broad-ranging powers of representation and administration in line with his duties as Group Executive Chairman.
CARLOS TORRES VILA	Holds broad-ranging powers of representation and administration in line with his duties as Chief Executive Officer.
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	Holds powers of representation and administration in line with his duties as Head of Global Economics, Regulation & Public Affairs.

C.1.11 Identify any members of the Board holding positions as directors or managers in other companies belonging to the listed company’s group:

Name of director (person or company)	Name of the Group Company	Position	Does the director hold executive functions?
FRANCISCO GONZÁLEZ RODRÍGUEZ	BBVA BANCOMER, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	DIRECTOR	NO
FRANCISCO GONZÁLEZ RODRÍGUEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	DIRECTOR	NO
CARLOS TORRES VILA	BBVA BANCOMER, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	DIRECTOR	NO
CARLOS TORRES VILA	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	DIRECTOR	NO

C.1.12 Detail, where applicable, any company directors that sit on Boards of other companies publicly traded on regulated securities markets outside the company’s own group, of which the company has been informed:

Name of director (person or company)	Corporate name of the listed company	Position
BELÉN GARIJO LÓPEZ	L’ORÉAL SOCIÉTÉ ANONYME	DIRECTOR
JUAN PI LLORENS	ECOLUMBER, S.A.	CHAIRMAN
JOSÉ MIGUEL ANDRÉS TORRECILLAS	ZARDOYA OTIS, S.A.	DIRECTOR

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.13 Indicate and, where applicable, if board regulations have established rules on the maximum number of company boards on which its directors may sit:

YES

Explanation of rules

Article 11 of the Board of Directors Regulations establishes that in the performance of their duties, directors will be subject to the rules on limitations and incompatibilities established under applicable regulations at any time and in particular to the provisions of Spanish Act 10/2014 on the regulation, supervision and solvency of credit institutions.

Article 26 of Act 10/2014 establishes that the directors of credit institutions may not hold at the same time more positions than those set out in one of the following combinations: (i) an executive position together with two non-executive positions; or (ii) four non-executive positions. Executive positions are defined as those performing management duties irrespective of the legal bond attributed by those duties. The following will count as a single position: 1) executive or non-executive positions held within the same group; 2) executive or non-executive positions held within: (i) entities belonging to the same institutional protection scheme; or (ii) companies in which the entity holds a significant stake. The positions held in non-profit organizations or entities pursuing noncommercial purposes shall not count when determining the maximum number of positions. Nonetheless, the Bank of Spain may authorize members of the Board of Directors to hold an additional non-executive post if it deems that such a post would not interfere with the correct performance of the activities thereof in the credit institution.

The Committee’s duties are also detailed in article 11 of the Board of Directors Regulations, BBVA directors may not:

•	Provide professional services to companies competing with the Bank or with any of its Group companies, or be an employee, manager or director of such companies unless they have received express prior authorization from the Board of Directors or from the Annual General Meeting, as appropriate, unless these activities had been provided or performed before they became a Bank director, do not involve no effective competition and had been reported to the Bank at that time.

•	Take a direct or indirect stake in businesses or enterprises in which the Bank or its Group companies hold an interest, unless such stake was held prior to joining the Board of Directors or to the time when the Group took out its holding in such businesses or enterprise, or unless such companies are listed on domestic or international securities exchanges, or unless authorized to do so by the Board of Directors.

•	Be a director in companies in which the Group or any of the Group companies hold a stake. As an exception and when proposed by the Bank, executive directors are able to hold directorships in companies directly or indirectly controlled by the Bank with the approval of the Executive Committee, and in other associate companies with the approval of the Board of Directors. A person ceasing to be an executive director is obliged to resign from any office in a subsidiary or associate company that is held by virtue of such directorship.

Non-executive directors may hold a directorship in the Bank’s associate companies or in any other Group company provided the directorship is not related to the Group’s holding in such companies. They must have prior approval from the Bank’s Board of Directors. For these purposes, holdings of the Bank or its Group in companies resulting from its ordinary business activities, asset management, treasury trading, derivative hedging and/or other transactions will not be taken into account.

•	Hold political office or engage in other activities that might have a public significance or affect the image of the Company in any manner, unless there is prior authorization from the Bank’s Board of Directors.

C. 1.14 Section repealed.

C. 1.15 Indicate the overall remuneration for the Board of Directors:

Remuneration of the Board of Directors (thousands of euros)	15,718
Cumulative amount of rights of current Directors in pension scheme (thousands of euros)	16,660
Cumulative amount of rights of former Directors in pension scheme (thousands of euros)	89,059

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.16 Identify members of senior management that are not in turn executive directors, and indicate the total remuneration accruing to them during the year:

Name (person or company)	Position(s)
JUAN ASÚA MADARIAGA	CORPORATE & INVESTMENT BANKING (CIB)
JORGE SÁENZ-AZCÚNAGA CARRRANZA	COUNTRY MONITORING
CRISTINA DE PARIAS HALCÓN	COUNTRY MANAGER SPAIN
EDUARDO OSUNA OSUNA	COUNTRY MANAGER MEXICO
DON DEREK JENSEN WHITE	CUSTOMER SOLUTIONS
RICARDO FORCANO GARCÍA	TALENT & CULTURE
RICARDO ENRIQUE MORENO GARCÍA	ENGINEERING
JAIME SÁENZ DE TEJADA PULIDO	FINANCE
RAFAEL SALINAS MARTÍNEZ DE LECEA	GLOBAL RISK MANAGEMENT
EDUARDO ARBIZU LOSTAO	LEGAL & COMPLIANCE
FRANCISCO JAVIER RODRÍGUEZ SOLER	STRATEGY & M&A
RICARDO GÓMEZ BARREDO	ACCOUNTING & SUPERVISORS
DOMINGO ARMENGOL CALVO	GENERAL SECRETARY
JOSÉ LUIS DE LOS SANTOS TEJERO	INTERNAL AUDIT

Total senior management remuneration (thousands of euros)	18,442

C.1.17 Indicate the identity of the Board members, if any, who are in turn members of the Board of Directors in companies of significant shareholders and/or in entities of their group:

Detail the relevant affiliations, other than those considered in the above paragraph, that link Board members to significant shareholders and/or companies in their group:

C.1.18 Indicate whether there has been any change in the Board regulations during the year:

NO

Description of changes

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.19. Indicate procedures for selection, appointment, re-election, assessment and removal of directors. List the competent bodies, the procedures to be followed and the criteria to be employed in each procedure.

Selection and appointment procedure:

BBVA has established a policy setting out the main general principles applicable in the selection and appointment of directors. Additionally, articles 2 and 3 of the Board of Directors Regulations stipulate that the General Meeting is responsible for the appointment of members of the Board. However, if a seat falls vacant, the Board has the authority to co-opt members. In any event, persons proposed for appointment as directors must meet the requirements of prevailing legislation, the specific regulations applicable to credit institutions and he provisions of the Company Bylaws. In particular, directors should meet the necessary suitability requirements to exercise their directorship. Thus, they must be considered to be of commercial and professional good repute, with adequate knowledge and expertise to perform their duties and in situation in which they can exercise good governance of the entity.

The Board will ensure that the selection procedures for directors favour diversity in experience, knowledge, skills and gender and, in general, do not suffer from implicit biases that may imply any discrimination. The Board will submit its proposals to the General Meeting in such a way that there is an ample majority of non-executive directors over the number of executive directors on the Board. The proposals submitted to the General Meeting for appointment or reelection of directors and the appointments the Board makes directly to cover vacancies, exercising its powers of co-option, will be approved at proposal of the Appointments Committee in the case of independent directors, and following a report from said Committee for all other directors. In any case, the proposal must be accompanied by a report of the Board explaining the grounds on which the Board of Directors has assessed the competence, experience and merits of the proposed candidate, which will be attached to the minutes of the General Meeting or of the Board of Directors. The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed who, if present, must leave the meeting.

To such end, the Board of Directors Regulations establish that the Appointments Committee will evaluate the balance of skills, knowledge and expertise on the Board of Directors, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may involve any discrimination and, in particular, those that hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included as potential candidates.

Directors will stay in office for the term established by the Company Bylaws or, if they have been co-opted, until the first General Meeting is held.

Re-election: Please refer to the section above.

Assessment:

As indicated in article 17 w) of the Board’s Regulations, the Board of Directors is responsible for assessing the quality and efficiency of its operation and assessment of the performance of the duties of the Chairman of the Board. Such assessment will always begin with the report submitted by the Appointments Committee. Likewise, evaluation of the operation of its Committees, on the basis of the report that these submit to it. Moreover, article 5 of the Board’s Regulations establishes that the Chairman, who is responsible for efficiently running of the Board, will organize and coordinate the regular assessment of the Board with the Chairs of the relevant Committees. Moreover, article 5 ter of the Board’s Regulations establishes that the Lead Director is especially empowered to conduct the regular assessment of the Chairman of the Board.

Pursuant to the provisions of the Board Regulations, as in previous years, in 2016 the Board of Directors assessed the quality and efficiency of its own running and that of its Committees, as well as the performance of the duties of the Chairman, both as Chairman of the Board and as the first executive of the Bank, based on the report of the Appointments Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Severance:

Directors will stand down from office when the term for which they were appointed has expired, unless they are re-elected.

Directors must apprise the Board of any circumstances affecting them that might harm the Company’s reputation and credit and circumstances that may impact their suitability for the position. Directors must place their directorship at the disposal of the Board and accept its decision regarding their continuity or non-continuity in office, under the circumstances listed in section C.1.21 below. If its decision is negative, they are obliged to tender their resignation. In any event, directors will resign their positions on reaching 75 years of age. They must present their resignation at the first meeting of the Bank’s Board of Directors after the General Meeting of Shareholders that approves the accounts for the year in which they reach this age.

C.1.20 Explain to what degree the self- assessment has led to significant changes in its internal organization and the procedures applicable to its activities:

Description of changes

Article 17 of the Board of Directors Regulations establishes that the Board will assess the quality and efficiency of the Board’s operation, based on the report submitted by the Appointments Committee, which it has done in 2016, likewise producing certain changes (indicated below), similar to previous years, to continue the ongoing adaptation process of corporate governance to the regulatory requirements and best practices.

Thus, the entity has been analyzing in 2016 its needs for improvement by introducing various measures to adapt its Corporate Governance system and practices to the new environment in which the entity carries out its activity, including, among other measures, the following: (i) the process of progressive renewal of the Board of Directors has been continued, as established in the Board of Directors’ selection, appointment, renewal and diversity policy, proposing to the Annual General Shareholders’ Meeting held on 11 March 2016 the appointment of two new directors, on an independent basis, which has increased the international profile and the diversity of experience and knowledge on the Board; (ii) in order to assist the Board of Directors in the better performance of its functions related to technology strategy and the risks associated with technology and cyber-security, it was agreed the creation of the Technology and Cyber-security Committee and it was developed its duties; (iii) the distribution of functions between the Board and its Committees has been strengthened in order to improve the formalization of the decision-making process by the corporate bodies, which strengthens its intervention in the Board Committees, reinforcing the analysis and review of the relevant issues that are the subject of consideration by the corporate bodies and critical review by the directors; (iv) the informational model has been strengthened, consisting in making available to the directors in sufficient time the information related to the matters included in the agenda, which allows the decisions of the corporate bodies to be adopted on the basis of more complete, consistent, homogeneous and quality information for decision-making, as well as the better development by the directors of their management and supervisory and control functions; (v) in order to strengthen the decision-making process of the corporate bodies at BBVA and the improvement of the supervisory and control functions of the Board, the content and frequency of meetings of certain corporate bodies have been adapted, as well as the reports to the Board of Directors, especially those made by the Chairmen of the Committees and other Group officers, to enable them to perform their duties better; and (vi) to facilitate the knowledge of those issues relevant to the proper performance of their functions, the specific program of continuous training for non-executive directors continued to be promoted, highlighting the improvements introduced especially in the areas of technology, cyber-security and digital business, in line with the Group’s digital transformation process and its environment.

C.1.20.bis Describe the assessment process and the assessed areas conducted by the board of directors assisted, as the case may be, by an external consultant, regarding the diversity in its composition and capacities, duties and composition of its committees, the performance of the chair of the board of directors and the chief executive officer of the company, and the performance and contribution of each board member.

According to article 17 of the Board of Directors Regulations, the Board shall evaluate the quality and efficiency of its running and the performance of the functions of the Chairman of the Board, based in each case on the report submitted by the Appointments Committee. Likewise, the Board of Directors shall assess of the running of its Committees, based on the report they submit. Also, in compliance with the Recommendation of the Code of Good Governance, the Board of Directors has had an external consultant of recognized prestige at international level to carry out the evaluation of the quality and efficiency of the functioning of the Board of Directors and the performance of the functions of the Chairman for the year 2015.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In the most recent assessment process carried out for 2016, the Board of Directors has assessed: (i) the quality and efficiency of the Board of Directors’ operation, (ii) the performance of the Chairman of the Board of Directors; and (iii) the running of the Committees of the Board of Directors. The procedure to conduct these assessments was:

•	Throughout the year, the Appointments Committee has been analyzing the structure, size and composition of the Board of Directors during the selection processes of incorporating new members of the Board of Directors and re-electing directors, as well as while conducting the yearly assessment on the running of the Board of Directors. Thus the quality and efficiency of the running of the Board of Directors was examined based on the prior report submitted by the Appointments Committee and raised to the Board of Directors where the following matters were reviewed in detail: structure, size and composition of the Board of Directors; organization, preparation and development of the meetings of the Board of Directors; ethics and principles; training of members of the Board of Directors and activity of the Board of Directors. The Appointments Committee, with a view to drawing up this report, mined detailed reports on the composition and operations thereof, and on the main activities implemented by these bodies in the performance of the duties attributed thereto by the Company Bylaws and the Board of Directors Regulations.

•	The performance of the duties of the Chairman of the Board of Directors, as Chairman and as first executive, was carried out by the Board of Directors on the basis of a report on its activities during the year and taking into account the previous report of the Appointments Committee, the Lead Director having conducted the evaluation process in accordance with the provisions of Article 5 ter of the Board Regulations. The Appointments Committee drew up its report with detailed information on the performance of the duties by the Chairman.

•	The Board of Directors conducted the quality and efficiency assessment on the operations of the Audit and Compliance, Risk, Appointment and Remuneration Committees based on the reports submitted by their respective Chairs. Thus, the activity carried out by the Audit and Compliance Committee was the subject of a corresponding presentation to the Board at its meeting held on 26 October 2016 by the Chairman of the Committee, which explained the process of selecting the new external auditor of the Bank and its Group, the supervision and control of the Group’s financial and accounting information, as well as the main communications and inspections carried out by supervisors, among other matters. Moreover, during its meeting on 30 November 2016, the Board of Directors received the report of the Chairman of the Risk Committee regarding the activities undertaken by the Committee during 2016, apprising of the tasks executed by the Committee in the analysis and preparation of the proposals for resolution that, within the scope of risks, were conveyed to the Executive Committee and the Board for consideration; and insofar as risk tracking and control. The Board also received, at its meeting held on January 31, 2017, the report of the Chairman of the Remuneration Committee on the activity carried out by the latter during 2016, which treated, among other things, the work carried out in relation to the preparation and development of the proposals for resolutions submitted to the Board on remuneration matters, in particular those relating to remuneration issues of the executive directors and the Senior Management, as well as of the non-executive directors and on the other work that had been carried out regarding to the review of the Remuneration Policy applicable in view of the new regulation recently approved. Likewise, in its session on 31 January 2017, the Board received the report of the Chairman of the Appointments Committee regarding the activities undertaken by the Committee during 2016 within the different scopes of duties. The operations of the Committees were also analyzed in the Board’s general assessment process described above.

C.1.20.ter Break down, where pertinent, the business relationship that the consultant or any company of its group maintains with the company or any company of its group.

C.1.21 Indicate the circumstances under which directors are obliged to resign.

In addition to the circumstances set out in applicable legislation, as established in article 12 of the BBVA Board of Directors Regulations, the directors shall resign from their office when the term for which they were appointed has expired, unless they are re-elected. Directors must apprise the Board of Directors of any circumstances affecting them that might harm the Company’s reputation and credit circumstances that may impact their suitability for the position.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As set out in article 12 of the BBVA Board of Directors Regulations, directors must place their office at the disposal of the Board of Directors and accept the Board’s decision regarding their continuity or non-continuity in office. Should the Board resolve they not continue, they will be obliged to tender their resignation, in the following circumstances:

•	When they are affected by circumstances of incompatibility or prohibition as defined under prevailing legislation, in the Company Bylaws or in the Board of Directors Regulation;

•	When significant changes occur in their personal or professional situation that may affect the condition by virtue of which they were appointed to the Board;

•	When they are in serious dereliction of their duties as directors;

•	When for reasons attributable to the director in his or her condition as such, serious damage has been done to the Company’s net worth, credit or reputation; or

•	When they lose their suitability to hold the position of director of the Bank.

C.1.22 Section repealed.

C.1.23 Are reinforced qualified majorities required, other than the legal majorities, for some type of resolution?

NO

If applicable, describe the differences.

C.1.24 Explain whether there are specific requirements, other than those regarding directors, to be appointed Chairman of the Board of Directors.

NO

C.1.25 Indicate whether the Chairman has a casting vote:

NO

C.1.26 Indicate whether the bylaws or the Board Regulations establish an age limit for directors:

YES

Age limit for Chairman	Age limit for Chief Executive Officer	Age limit for directors
0	0	75

C.1.27 Indicate whether the bylaws or the Board Regulations establish a limited term of office for independent directors, other than that established by law:

NO

C.1.28 Indicate whether the bylaws or the Board Regulations establish specific rules for proxy voting in the Board of Directors, the way this is done and, in particular, the maximum number of proxies a director may have, and whether it has established any limit regarding the categories that may be delegated beyond the limits stipulated by legislation. If so, briefly give details on such rules.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The BBVA Board of Directors Regulations establishes that directors are required to attend the meetings of corporate bodies and the meetings of the Board Committees on which they sit, except for a justifiable reason. Directors shall participate in the deliberations, discussions and debates on matters submitted for their consideration.

However, article 21 of the Board of Directors Regulations establishes that should it not be possible for directors to attend any of the Board of Directors’ meetings, they may grant proxy to another director to represent and vote for them. This may be done by a letter or e-mail sent to the Company with the information required for the proxy director to be able to follow the absent director’s instructions, in observance of the applicable legislation, though non-executive directors may only grant their proxy to another director that is also non-executive.

C.1.29 Indicate the number of meetings the Board of Directors has held during the year. Where applicable, indicate how many times the Board has met without the Chairman in attendance. In calculating this number, proxies given with specific instructions will be counted as attendances.

Number of Board meetings	12
Number of Board meetings held without the Chairman’s attendance	0

If the Chairman is an executive Director, indicate the number of meetings held without an executive director present or represented and chaired by the Lead Director

Number of meetings	0

Indicate the number of meetings of the Board’s different committees held during the year.

Number of Executive Committee meetings	17
Number of Audit and Compliance Committee meetings	12
Number of Appointments Committee meetings	8
Number of Remuneration Committee meetings	6
Number of Risk Committee meetings	38
Number of Technology and Cyber-security Committee meetings	3

C.1.30 Indicate the number of meetings held by the Board of Directors during the year attended by all its members. In calculating this number, proxies given with specific instructions will be counted as attendances.

Number of meetings attended by all directors	12
% of attendances to total votes during the year	100%

C.1.31 Indicate whether the individual and consolidated financial statements presented for Board approval are certified beforehand:

NO

Where applicable, identify the person(s) who has(have) certified the Company’s individual and consolidated financial statements to be filed by the Board:

C.1.32 Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements that it files from being presented to the General Meeting with a qualified auditors report.

Article 29 of BBVA’s Board of Directors Regulations establishes that the Audit and Compliance Committee will be formed exclusively by independent directors and its main task is to assist the Board of Directors in supervising the financial information and exercising oversight for the Group. In this regard, its functions are as follows: oversee the

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

efficacy of the Company’s internal control, the internal audit and the risk management systems in the process of drawing up and reporting the financial information, including tax-related risks, as well as to discuss with the external auditor any significant weaknesses in the internal control system detected when the audit is conducted, without undermining its independence and oversee the process of drawing up and reporting the financial information. For such purposes, the Audit and Compliance Committee may submit recommendations or proposals to the Board of Directors.

Moreover, article 3 of the Audit and Compliance Committee Regulations establishes that the Committee shall verify that the external audit schedule is conducted under the agreed conditions at appropriate intervals, and that it meets the requirements of the competent authorities and the Bank’s governing bodies. The Committee will also periodically – at least once a year – request from the auditor its evaluation of the quality of the group’s internal control procedures regarding the drafting and presentation the financial information of the Group.

The Committee shall also be apprised of any infringements, situations requiring adjustments, or anomalies that may be detected during the course of the external audit and are of a material nature; materiality in this context signifies those issues that, in isolation or as a whole, may give rise to a significant and substantive impact or harm to assets, earnings or the reputation of the Group; discernment of such matters shall be at the discretion of the auditor who, if in doubt, must opt to report on them.

In exercising these duties, the Audit and Compliance Committee holds monthly meetings with the external auditor’s representatives without the presence of executives, to monitor their work on an ongoing basis, in order to guarantee that the activity is carried out under the best conditions and with no interference in management.

C.1.33 Is the company Secretary a director?

NO

Complete if the Secretary is not also a Director:

Name or corporate name of Secretary	Representative
DOMINGO ARMENGOL CALVO	—

C.1.34 Section repealed.

C.1.35 Indicate the specific mechanisms the company has established, if any, to preserve the independence of the external auditors, the financial analysts, the investment banks and the rating agencies.

The BBVA Audit and Compliance Committee Regulations establish that this Committee’s duties, described in section C.2.1, include ensuring the independence of the external audit in two ways:

•	Avoiding any possibility of the warnings, opinions or recommendations of the external auditor being adversely influenced. To this end, the Committee must ensure that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with current legislation on auditing at all times.

•	Stipulating as incompatible the provision of audit and consulting services unless they are work required by supervisors or whose provision by the external auditor is allowed by applicable legislation, and there are not available in the market alternatives as regards content, quality or efficiency of equal value to those which the auditor could provide; in this case approval by the Committee will be required, but this decision may be delegated in advance to its Chair. The external auditor shall be prohibited from providing prohibited services outside the audit, in compliance with what is set out at all times by audit legislation.

This matter is the subject of special attention by the Audit and Compliance Committee, which holds monthly meetings with the representatives of the external auditor, without the presence of Bank executives, to know the details of the progress and quality of their work, as well as to confirm their independence of the performance of their work. It also monitors the engagement of additional services to ensure compliance with the Committee’s Regulations and applicable legislation in order to safeguard the independence of the external auditor.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Moreover, in accordance with the provisions of point f), section 4 of article 529 quaterdecies of the Corporate Enterprises Act and article 30 of the BBVA Board of Directors Regulations, the Audit and Compliance Committee each year before the external financial auditor issues their report on the financial statements, has to issue a report expressing its opinion regarding the independence of the auditor.

This report must in any event contain the reasoned assessment of the provision of additional services of any kind by the auditors to the Group’s entities, considered individually and as a whole, other than the legal audit and in relation to the regime of independence or the rules regulating the account audit activity. The external auditor must issue, also on an annual basis, a report confirming its independence via-à-vis BBVA or entities linked to BBVA, either directly or indirectly, with information on the additional services of any kind provided to these entities by the external auditor, or by the individuals or entities linked to them, as set out in the redrafted text of the Audit Act.

In keeping with the legislation in force, the relevant reports confirming the auditor’s independence were issued in 2016.

In addition, as BBVA’s shares are listed on the New York Stock Exchange, it is subject to compliance with the Sarbanes Oxley Act and its implementing regulations.

C.1.36 Indicate whether the company has changed its external auditor during the year. If so, identify the incoming and outgoing auditors:

NO

If there were disagreements with the outgoing auditor, explain their grounds.

Explanation of disagreements

C.1.37 Indicate whether the audit firm does other work for the company and/or its group other than the audit. If so, declare the amount of fees received for such work and the percentage of such fees on the total fees charged to the company and/or its group:

YES

	Company	Group	Total
Amount of non-audit work (thousands euros)	657	437	1.094
Amount of non-audit work/total amount billed by the audit firm (%)	4.88%	2.46%	3.50%

C.1.38 Indicate whether the audit report on the annual financial statements for the previous year contained reservations or qualifications. If so, indicate the reasons given by the chair of the audit committee to explain the content and scope of such reservations or qualifications.

NO

C.1.39 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements for the company and/or its group. Likewise, indicate the percentage of the number of years audited by the current audit firm to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	14	14
Number of years audited by current audit firm / number of years the company has been audited (%)	87.50%	87.50%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

C.1.40 Indicate and, where applicable, give details on the existence of a procedure for directors to engage external advisory services:

YES

Details of the procedure

Article 6 of the BBVA Board of Directors Regulations expressly recognizes that directors may request any additional information or advice they require to comply with their duties, and may request the Board of Directors for assistance from external experts on matters subject to their consideration whose special complexity or importance so requires.

The Audit and Compliance Committee, pursuant to article 31 of the Board of Directors Regulations, may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialization or independence.

Under articles 34, 37 and 40 of the Board of Directors Regulations and in accordance with the specific regulations of the Technology and Cyber-security Committee, the rest of the Committees may obtain such advice as may be necessary to establish an informed opinion on matters related to its business. This will be done through the Secretariat of the Board.

C.1.41 Indicate and, where applicable, give details on the existence of a procedure for directors to obtain the information they need to prepare the meetings of the governing bodies with sufficient time:

YES

Details of the procedure

Article 6 of the Board of Directors Regulations establishes that before meetings the directors will be apprised of the necessary information to be able to form their own opinions regarding questions corresponding to the Bank’s corporate bodies. They may request any additional information and advice they require to comply with their duties.

Exercise of these rights will be channeled through the Chairman and/or Secretary of the Board of Directors, who will attend to requests by providing the information directly or by establishing suitable arrangements within the organization for this purpose, unless a specific procedure has been established in the regulations governing the Board of Directors Committees.

Thus, the Bank’s corporate bodies have a procedure for verifying the information that is submitted for consideration to them, coordinated by the Board Secretariat with the areas responsible for information, through the Information of Governing Bodies’ Department, in order to provide in due time sufficient, adequate and complete information for the meetings of the Bank’s various corporate bodies and to enable directors to best perform their duties.

C.1.42 Indicate and, where applicable give details, whether the company has established rules requiring directors to inform and, where applicable, resign under circumstances that may undermine the company’s standing and reputation:

YES

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explanation of rules

In accordance with article 12 of the Board of Directors Regulations, directors must apprise the Board of Directors of any circumstances affecting them that might harm the Company’s reputation and credit and circumstances that may impact their suitability for the position.

Directors must place their office at the disposal of the Board of Directors and accept its decision regarding their continuity or non-continuity in office. Should the Board resolve they not continue, they will be obliged to tender their resignation when for reasons attributable to the director in his or her condition as such, serious damage has been done to the Company’s net worth, credit and/or reputation or when they lose their suitability to hold the position of director of the Bank.

C.1.43 Indicate whether any member of the Board of Directors has informed the company of any legal suit or court proceedings against him or her for any of the offences listed in article 213 of the Corporate Enterprises Act:

NO

Indicate whether the Board of Directors has analyzed the case. If so, explain the grounds for the decision taken as to whether or not the director should retain his/her directorship or, where applicable, describe the actions taken or planned to be taken by the Board of Directors on the date of this report.

Decision adopted/action taken	Reasoned explanation

C.1.44 Detail significant agreements reached by the Company that come into force, are amended or concluded in the event of a change in the control of the company stemming from a public takeover bid, and its effects.

C.1.45 Identify in aggregate terms and indicate in detail any agreements between the company and its directors, managers or employees that have guarantee or ring-fencing severance clauses for when such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end due to a public takeover bid or other kinds of transactions.

Number of beneficiaries	62
Type of beneficiary 1 executive director 14 members of Senior Management (excluding executive directors) 47 technical & specialist professionals

Description of the agreement

The Bank as of 31 December 2016, is committed to pay severance indemnity to the director José Manuel González-Páramo Martínez-Murillo, whose contract recognizes his right to receive an indemnity in the event of severance on grounds not due to his own will, death, retirement, invalidity or dereliction of duties, equivalent to twice his fixed remuneration.

In addition, as of 31 December 2016, 14 members of Senior Management are entitled to receive compensation payment in the event of severance on grounds other than their own will, retirement, disability or dereliction of duties. Its amount will be calculated by factoring in the fixed elements of the Bank employee’s remuneration and length of office and which under no circumstances are paid in the event of lawful dismissal for misconduct by decision of the employer on grounds of the worker’s dereliction of duties.

The Bank has also agreed compensation clauses with some employees (47 technical and specialist professionals) in the event of unfair dismissal. The amount of this compensation is calculated as a function of the wage and professional conditions of each employee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Indicate whether these contracts must be disclosed to and/or approved by the Company governance bodies:

	Board of Directors	General Meeting
Body authorizing the clauses	YES	NO

	YES	NO
Is the General Meeting informed of the clauses?	x

C.2 Board of Directors Committees

C.2.1 Detail all the Board Committees, their members and the proportion of executive, proprietary, independent and other external directors sitting thereon:

EXECUTIVE OR DELEGATE COMMITTEE

Name	Position	Category
FRANCISCO GONZÁLEZ RODRÍGUEZ	CHAIRMAN	EXECUTIVE
CARLOS TORRES VILA	MEMBER	EXECUTIVE
SUSANA RODRÍGUEZ VIDARTE	MEMBER	OTHER EXTERNAL
JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER	OTHER EXTERNAL
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
CARLOS LORING MARTÍNEZ DE IRUJO	MEMBER	OTHER EXTERNAL

% of executive Directors	33.33%
% of proprietary Directors	0%
% of independent Directors	0%
% of other external Directors	66.66%

Explain the committee’s duties, describe the procedure and organizational and operational rules and summarize the main actions taken during the year.

In accordance with article 27 of BBVA’s Board of Directors Regulations, the Executive Committee shall be apprised of matters delegated by the Board of Directors, in accordance with the pertinent legislation currently in force, the Company Bylaws or the Board Regulations. Among the functions of the Executive Committee is that of assisting the Board of Directors in its general supervision role, and in particular in the supervision of the progress of business and the monitoring of the risks to which the Bank is or may be exposed and in decision-making on matters that fall within the scope of the powers of the Board of Directors, provided that they do not constitute non-delegable powers under the Law, the Company Bylaws or the Board of Directors Regulations.

As regards its organizational and operating rules of this Committee, article 28 of the Board Regulations establishes that the Executive Committee shall meet on the dates set out in the annual calendar of meetings and at the request of the Chair or the Chair’s delegate. All other aspects of its organization and operation will be subject to

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

the provisions established for the Board of Directors by the Board Regulations. Once the minutes of the meeting of the Executive Committee are approved, they shall be signed by the meeting’s Secretary and countersigned by whoever has chaired the meeting.

Directors will be given access to the approved minutes of the Executive Committee at the beginning of Board meetings, so that they can be apprised of the content of its meetings and the resolutions it has adopted.

With regard to its most important actions in 2016, the Executive Committee has analyzed the Bank’s quarterly and annual results and the monthly performance of the Group’s activity and results throughout 2016. It has also studied the Strategic Plan and the budget established for the exercise of the main resolutions of the Bank’s Assets and Liabilities Committee; has developed intense management, control and supervision of risks in the BBVA Group throughout 2016; has analyzed the most relevant aspects related to the economic and market situation and the evolution of the BBVA share price; has been informed of the most outstanding aspects of regulatory developments affecting financial institutions; has analyzed and, if appropriate, approved different operations and projects arising from the Group’s activity and has been informed of the changes that have been made in the internal regulations of the Bank, among other issues.

Indicate whether the composition of the Executive Committee reflects the distribution of different classes of directorship on the Board.

YES

Otherwise, explain the composition of the Executive Committee.

AUDIT AND COMPLIANCE COMMITTEE

Name	Position	Category
JOSÉ MIGUEL ANDRÉS TORRECILLAS	CHAIRMAN	INDEPENDENT
BELÉN GARIJO LÓPEZ	MEMBER	INDEPENDENT
JUAN PI LLORENS	MEMBER	INDEPENDENT
TOMÁS ALFARO DRAKE	MEMBER	INDEPENDENT
LOURDES MÁIZ CARRO	MEMBER	INDEPENDENT

% of proprietary Directors	0%
% of independent Directors	100%
% of other external Directors	0%

Explain the committee’s duties, describe the procedure and organizational and operational rules and summarize the main actions taken during the year.

As established in article 30 of the Board of Directors Regulations, the duties of the Audit and Compliance Committee include the following:

•	Report to the General Meeting on questions raised in relation to issues within the Committee’s competence.

•	To supervise the effectiveness of the Company’s internal control, the internal audit area and the risk management systems in the process of drawing up and reporting the financial information, including tax-related risks, as well as to discuss with the auditor any significant weaknesses in the internal control system detected during the audit, without undermining its independence.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	To oversee the drafting and presentation of the financial information and submit recommendations or proposals to the Board aimed at safeguarding its completeness.

•	To submit to the Board of Directors the proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as the conditions for its engagement, and periodically obtain from the external auditor information on the audit plan and its execution, in addition to preserving its independence in the discharge of its duties.

•	To establish appropriate relations with the external auditor in order to receive information on any matters that may jeopardize its independence, for examination by the Committee, and any others that have to do with the process of auditing the accounts, as well as those other communications provided for by law and in auditing standards.

•	Each year, before the audit report is issued, to submit a report expressing an opinion on whether the auditor’s independence has been compromised. This report must contain the reasoned assessment of the provision of each of the additional services referred to in the preceding section, considered individually and as a whole, other than the legal audit and in relation to the regime of independence or the rules regulating the audit activity.

•	To report, prior to the decisions that the Board may adopt, on all those matters provided for by law, in the Company Bylaws and in the Board Regulations, and in particular on: (i) the financial information that the Company is required to disclose regularly; (ii) the creation or acquisition of shares in special-purpose entities or entities domiciled in countries or territories considered tax havens; and (iii) the transactions carried out with related parties.

•	To oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities on these matters are dealt with in due time and in due form.

•	To ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are suitable.

•	To especially enforce compliance with the provisions applicable to directors contained in these Regulations, and ensure that directors comply with applicable regulations regarding their conduct on the securities markets.

In keeping with the organizational and operating rules, article 31 of the Board Regulations states that the Audit and Compliance Committee shall meet as often as necessary to discharge its duties, though an annual calendar of meetings will be drawn up in accordance with its tasks. The officers responsible for the areas within their remit, in particular, Accounting, Internal Audit and Compliance, may be invited to attend Committee meetings. They may request that other staff be invited from their areas that have particular knowledge or responsibility in the matters contained on the agenda, when their presence at the meeting is deemed advisable. However, only the Committee members and the Secretary shall be present when the results and conclusions of the meeting are assessed. The Committee may hire external advisory services for matters of importance if, for reasons of specialization or independence, it considers that such services cannot be rendered by Group experts or technical personnel. The Committee may also call on the personal cooperation and reports of any employee when it considers that this is necessary to fulfill its duties with regard to relevant issues. The usual channel for a request of this nature shall be through the reporting lines of the Company. However, in exceptional cases the request may be notified directly to the person in question. In addition, its convocation, quorum of constitution, adoption of agreements, minutes and other ends of its operating regime shall be in accordance with the Board Regulations for the Board of Directors, as applicable, and with that established in the specific regulations of this Committee

The most important activities carried out by the Audit and Compliance Committee in 2016 are detailed in section C.2.5.

Identify the Director who has been appointed Chairman on the basis of knowledge and experience of accounting or auditing, or both and state the number of years they have been Chairman.

Name of Director	JOSÉ MIGUEL ANDRÉS TORRECILLAS
Number of years as Chairman	1

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

APPOINTMENTS COMMITTEE

Name	Position	category
TOMÁS ALFARO DRAKE	CHAIRMAN	INDEPENDENT
JOSÉ MIGUEL ANDRÉS TORRECILLAS	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
LOURDES MÁIZ CARRO	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	OTHER EXTERNAL

% of proprietary Directors	0%
% of independent Directors	60%
% of other external Directors	40%

Explain the committee’s duties, describe the procedure and organizational and operational rules and summarize the main actions taken during the year.

The Appointments Committee is bound to assist the Board of Directors in matters relating to the selection and appointment of Board members. Thus, as provided for under article 33 of the Board Regulations, the Appointments Committee will discharge the following duties:

•	Submit proposals to the Board of Directors on the appointment, re-election or removal of independent directors and report on the proposals for the appointment, re-election or removal of the other directors.

To such end, the Committee will assess the balance of skills, knowledge and expertise on the Board of Directors, as well as the conditions that candidates should display to fill the vacancies arising, assessing the time dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time.

The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may entail any discrimination and, in particular, discrimination that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included as potential candidates.

Likewise, when drawing up proposals within its scope of competence for the appointment of directors, the Committee will take into account, in case they may be considered suitable, any applications that may be made by any Board of Directors’ member for potential candidates to fill the vacancies.

•	Submit proposals to the Board of Directors for policies on the selection and diversity of members of the Board of Directors.

•	Establish a target for representation of the under-represented gender in the Board of Directors and draw up guidelines on how to achieve that target.

•	Analyze the structure, size and composition of the Board of Directors at least once a year when carrying out its operational assessment.

•	Analyze the suitability of the various members of the Board of Directors.

•	Perform an annual review of the status of each director, so that this may be reflected in the annual corporate governance report.

•	Report the proposals for the appointment of the Chairman and the Secretary and, where applicable, of the Deputy Chairman and the Deputy Secretary.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Report on the performance of the duties of the Chairman of the Board, for the purposes of the periodic assessment by the Board of Directors, under the terms established in the Board Regulations.

•	Examine and organize the succession of the Chairman in conjunction with the Lead Director and, where appropriate, submit proposals to the Board of Directors so that the succession takes place in an planned and orderly manner.

•	Review the Board of Directors policy on the selection and appointment of members of senior management, and make recommendations to the Board when necessary.

•	Report on proposals for appointment and removal of senior managers.

Moreover, article 34 of the Board Regulations regulates the organizational and operating rules of the Appointments Committee, establishing that it will meet as often as necessary to fulfill its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of article 32 of the Board Regulations. The Committee may request the attendance at its meetings of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. For all other matters, the system for convening meetings, quorums, passing resolutions, drafting minutes and other details of its operation will be in accordance with the provisions of the Board of Directors Regulations insofar as they are applicable.

Regarding the most important actions carried out by the Appointments Committee in 2016, the Committee Chairman presented to the Board a report on the activities carried out during the 2016 financial year, which included, among other things, the tasks carried out in relation to the appointment and re-election of directors over the year, the assessment of the duties of the Chairman of the Board, analysis of the structure, size and composition of the Board with a view to evaluating the quality and efficiency of its operations, a review of the suitability of the directors and the condition of independent directors, and proposals for appointment and severance of the members of Senior Management.

REMUNERATION COMMITTEE

Name	Position	Category
JUAN PI LLORENS	CHAIRMAN	INDEPENDENT
JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER	OTHER EXTERNAL
BELÉN GARIJO LÓPEZ	MEMBER	INDEPENDENT
JOSÉ LUIS PALAO GARCÍA-SUELTO	MEMBER	INDEPENDENT
JAMES ANDREW STOTT	MEMBER	INDEPENDENT

% of proprietary Directors	0%
% of independent Directors	80%
% of other external Directors	20%

Explain the committee’s duties, describe the procedure and organizational and operational rules and summarize the main actions taken during the year.

The Remuneration Committee’s main task is to assist the Board of Directors in matters related to the remuneration policy for directors, senior management and any employees, whose professional activities have a significant impact on the Bank’s risk profile, ensuring that the established remuneration policy is observed. Thus, as provided for under article 36 of the Board of Directors Regulations, it will discharge the following duties:

•	Propose to the Board of Directors, for its submission to the Annual General Meeting, the directors’ remuneration policy, with respect to its items, amounts and parameters for its determination and its vesting. Also to submit the corresponding report, in the terms established by applicable law at any time.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Determine the extent and amount of the individual remunerations, entitlements and other economic compensations and other contractual conditions for the executive directors, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

•	Propose the annual report on the remuneration of the Bank’s directors to the Board of Directors each year, which will then be submitted to the Annual General Shareholders Meeting in accordance with applicable law.

•	Propose the remuneration policy to the Board of Directors for senior managers and employees whose professional activities have a significant impact on the Company’s risk profile.

•	Propose the basic conditions of the senior management contracts to the Board, and directly supervise the remuneration of senior managers responsible for risk management and compliance duties within the Company.

•	Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to directors, senior managers and employees whose professional activities have a significant impact on the Company’s risk profile.

•	Verify the information on directors and senior managers’ remunerations contained in the different corporate documents, including the annual report on directors’ remuneration.

Moreover, article 37 of the Board of Directors Regulations states that the Remuneration Committee will meet as often as necessary to fulfill its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of article 35 of the Board Regulations. The Committee may request the attendance at its meetings of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. For all other matters, the system for convening meetings, quorums, passing resolutions, drafting minutes and other details of its operation will be in accordance with the provisions of the Board of Directors Regulations for the Board insofar as they are applicable.

The most important activities carried out by the Remuneration Committee in 2016 are detailed in section C.2.5.

RISK COMMITTEE

Name	Position	Category
JAMES ANDREW STOTT	CHAIRMAN	INDEPENDENT
JOSÉ LUIS PALAO GARCÍA-SUELTO	MEMBER	INDEPENDENT
CARLOS LORING MARTÍNEZ DE IRUJO	MEMBER	OTHER EXTERNAL
SUSANA RODRÍGUEZ VIDARTE	MEMBER	OTHER EXTERNAL
JOSÉ MIGUEL ANDRÉS TORRECILLAS	MEMBER	INDEPENDENT

% of proprietary Directors	0%
% of independent Directors	60%
% of other external Directors	40%

Explain the committee’s duties, describe the procedure and organizational and operational rules and summarize the main actions taken during the year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Risk Committee will be tasked with assisting the Board of Directors in determining and monitoring the Group’s risk control and management policy and its strategy in this area. Thus, as provided for under article 39 of the Board of Directors Regulations, it will discharge the following duties:

•	Analyze and assess the proposals on the Group’s risk management, control and strategy. In particular, these will identify:

i. The Group’s risk appetite; and

ii. The setting of the level of risk considered acceptable according to the risk profile and capital at risk, broken down by the Group’s businesses and areas of activity.

•	Analyze and assess the control and management policies for the Group’s different risks and the information and internal control systems.

•	The measures established to mitigate the impact of risk identified, should they materialise.

•	Monitor the performance of the Group’s risks and their fit with the strategies and policies and the Group’s risk appetite.

•	Analyze, prior to submitting them to the Board of Directors or the Executive Committee, those risk operations that must be put to its consideration.

•	Examine whether the prices of the assets and liabilities offered to customers fully take into account the Bank’s business model and risk strategy and, if not, present a remedy plan to the Board of Directors.

•	Participate in the process for establishing the remuneration policy, ensuring that it is consistent with adequate and effective risk management and does not offer incentives for assuming risks that may exceed the level tolerated by the Company.

•	Ensure that the Company and its Group are provided with means, systems, structures and resources in line with best practices to enable it to implement its risk management strategy, ensuring that the entity’s risk management mechanisms are appropriate in relation to the strategy.

Moreover, article 40 of the Board Regulations regulates the organizational and operating rules of the Risk Committee, establishing that it will meet as often as necessary to fulfill its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of article 38 of the Board Regulations, though an annual calendar of meetings will be drawn up in accordance with its tasks. The Committee may request the attendance at its meetings of the Group’s Chief Risk Officer, as well as the executives to whom the various risk areas report or the persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system for convening meetings, quorums, adopting resolutions, drafting minutes and other details of its procedures will be governed by the provisions defined in the Board Regulations for the Board of Directors insofar as they are applicable to the Committee and by any specific Regulations that might be established.

The Chairman of the Risk Committee presented to the Board a report on the most significant aspects of the activity carried out by the Committee since taking office in April 2016. This emphasized the Committee’s follow-up on the evolution of Group risks and its degree of compliance with the defined strategies and policies and the Risk Appetite Framework (RAF) established by the Board of Directors. Among the components of this Framework are the key metrics in solvency, liquidity and recurrence of income, and the limits established for each type of risk. The Committee analyzed the situation of the different geographical areas where the Group operates, with special attention to current issues that could directly affect Group entities, throughout the year. In carrying out its duties, the Committee reviewed different corporate risk policies during the year, prior to their approval by the Executive Committee, and monitored the evolution of different projects developed by the Risk Area. In relation to the ICAAP and ILAAP reports, as well as the Group Recovery Plan, the report commented on the review carried out by the Committee prior to its approval by the Board of Directors, to verify its adequacy, integrity and alignment from the perspective of the Group’s risk profile. The report also referred to other projects of relevance to the Group, such as RDA (Risk Data Aggregation), and to the actions carried out by the Committee in monitoring and supervising the development of the project. He also reported on the Committee’s follow-up on the Group’s risk profile and its various indicators and on the Committee’s reviews of the preliminary proposals for the Risk Area for the establishment of the Group’s Risk Appetite Framework for 2017.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

TECHNOLOGY AND CYBER-SECURITY COMMITTEE

Position	Position	category
CARLOS TORRES VILA	CHAIRMAN	EXECUTIVE
TOMÁS ALFARO DRAKE	MEMBER	INDEPENDENT
SUNIR KUMAR KAPOOR	MEMBER	INDEPENDENT
JUAN PI LLORENS	MEMBER	INDEPENDENT
JAMES ANDREW STOTT	MEMBER	INDEPENDENT

% of executive Directors	20%
% of proprietary Directors	0%
% of independent Directors	80%
% of other external Directors	0%

Explain the committee’s duties, describe the procedure and organizational and operational rules and summarize the main actions taken during the year.

According to its specific regulations, the purpose of the Technology and Cyber-security Committee is to assist the Board in the following areas: (i) the understanding and acknowledgement of the risks associated to technology and information systems related to the Group’s activity and the oversight of its management and control, particularly with regard to the cyber-security strategy; (ii) the acknowledgment and supervision of the infrastructure and technology strategy of the Group and how this is integrated into the development of its overall strategy; and (iii) ensuring that the Bank has determined plans and policies, and has the appropriate means, for managing the abovementioned matters.

It will also perform the following functions:

•	Oversight of technological risk and cyber-security management:

•	Review the major technology risks exposures of the Bank, including information security and cyber-security risks and the steps management has taken to monitor and control such exposures.

•	Review the policies and systems for the assessment, control and management of the Group’s technology risks and infrastructures, including the cyber-attack incident response and recovery plans.

•	Receive reports from management regarding the business continuity planning in technology and technology infrastructure matters.

•	Receive reports from management, as and when appropriate, on: (i) IT-related compliance risks; and (ii) the steps taken to identify, assess, monitor, manage and mitigate those risks.

•	Additionally, the Technology and Cyber-security Committee will be informed of any relevant event that may occur regarding cyber-security issues. These are deemed to be those which, individually or as a whole, may have a material impact or damage in the Group’s equity, results or reputation. In any case, such events will be informed to the Chair of the Committee as soon as possible.

•	Stay informed of the Technology Strategy:

•	Receive reports from management, as and when appropriate, on technology strategy and trends that may affect the Company’s strategic plans, including the monitoring of overall industry trends.

•	Receive reports from management, as and when appropriate, on the metrics established by the Group for the management and control of IT-related matters, including the progress of the developments and investments carried out by the Group in this field.

•	Receive reports from management, as and when appropriate, on matters related to new technologies, applications, information systems and best practices that affect the Group’s IT strategy or plans.

•	Receive reports from management on the core policies, strategic projects and plans defined by the Engineering area.

•	Inform the Board of Directors and, if applicable, the Executive Committee, on any IT-related matters falling within the scope of their functions.

For a better performance of its functions, channels for an appropriate coordination between the Technology and Cyber-security Committee and the Audit and Compliance Committee will be established to ensure: (i) that the Technology and Cyber-security Committee can have access to the conclusions of the work performed by the Internal Audit Department in technology and cyber-security matters; (ii) and that the Audit and Compliance

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Committee is informed on IT-related systems and processes that are related to or affect the Bank’s internal control systems and other matters falling within the scope of its functions. Additionally, channels for an appropriate coordination between the Technology and Cyber-security Committee and the Risk Committee will be established to ensure that the Risk Committee monitors the impact of technological risks within the scope of Operational Risk and other matters falling within the scope of its functions.

With regard to its functioning and organization, will meet as often as necessary to perform its duties, convened by its Chair or by whoever stands in for its Chair pursuant to its Regulations. The Committee may request the attendance at its meetings of persons with tasks within the Group that are related to the Committee’s duties. In particular, the Committee will maintain a direct and recurring contact with the executives responsible for the areas of Engineering and Cyber-security in the Group, for the purpose of receiving the necessary information for a better performance of the Committee’s duties. This information will be discussed in the meetings held.

The Committee may also engage external advisory services as may be necessary to establish an informed opinion on matters related to its duties. This will be done through the Secretariat of the Board. For all other matters, the system for convening meetings, quorums, passing resolutions, drafting minutes and other details of its operation will be in accordance with the provisions of the Board of Directors Regulations for the Board insofar as they are applicable.

The most important activities carried out by the Technology and Cyber-security Committee in 2016 are detailed in section C.2.5.

C.2.2 Fill in the following table with information on the number of female directors sitting on Board Committees over the last four years:

	Number of female directors
	Year 2016		Year 2015		Year 2014		Year 2013
	Number	%	Number	%	Number	%	Number	%
Executive Committee	1	16.66%	1	20%	1	20%	1	16.66%
Audit and Compliance Committee	2	40%	2	40%	1	25%	1	20%
Appointments Committee	2	40%	1	20%	1	20%	1	20%
Remuneration Committee	1	20%	—	—	—	—	1	20%
Risk Committee	1	20%	1	16.66%	1	20%	—	—
Technology and Cyber-security Committee	—	—	—	—	—	—	—	—

C.2.3 Section repealed.

C.2.4 Section repealed.

C.2.5 Indicate, where applicable, the existence of regulations for the Board Committees, where they can be consulted and any amendments made to them during the year. Indicate whether an annual report on the activities of each committee has been prepared voluntarily.

The Board of Directors Regulations, available on the Company’s website, regulate the composition, functions and operating rules of the Board Committees, except for the Technology & Cyber-security Committee, which has its own Regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

APPOINTMENTS COMMITTEE: The Chairman of the Appointments Committee presented to the Board of Directors a report on the activities of the Committee throughout 2016, which is explained in more detail in the section on the Appointments Committee in section C.2.1 above.

AUDIT AND COMPLIANCE COMMITTEE: The Audit and Compliance Committee has specific Regulations approved by the Board and available on the company’s website, which govern its operation and powers, among other matters.

The Chairman of the Audit and Compliance Committee presented to the Board a report on its activities in 2016, in which it reported on the tasks carried out by the Committee in relation to the functions assigned to it by the Board Regulations, indicating that the Committee had carried out its activity without incident and fulfilled the functions assigned to it in relation to the monitoring and supervision of financial information; the system of internal control of financial-accounting information; internal and external audits; matters related to compliance and those related to the regulatory environment. He reported on the Supervisory Review and Evaluation Process (SREP) carried out by the European Central Bank; on the annual plan for the Compliance Area and its regular monitoring and the communications with both national and international supervisory and regulatory authorities. He also informed the Board regarding the evolution of the Group’s corporate structure during the 2016 financial year, the Group’s fiscal management and the impact of the forthcoming entry into force of national and international accounting standards.

With regard to the external audit, he highlighted the work plans, schedules and communications maintained with the external auditors for the 2016 financial year, having observed its independence by the Committee in compliance with the applicable regulations and it’s plan with regard to the selection process for the new BBVA Group external auditor for 2017, 2018 and 2019.

RISK COMMITTEE: The Risk Committee has specific Regulations approved by the Board and available on the Company’s website, which govern matters including its duties and procedural standards, among other matters.

Likewise, the Chairman of the Risk Committee presented to the Board of Directors a report on the activities of the Committee in 2016, which is explained in more detail in the section on the Risk Committee in section C.2.1 above.

TECHNOLOGY AND CYBER-SECURITY COMMITTEE: The Risk Committee has specific Regulations approved by the Board and available on the Company’s website, which govern matters including its duties and procedural standards, among other matters. As this Committee was constituted by the Board of Directors in 2016, no specific Committee activity report has been made for this financial year.

C.2.6 Section repealed.

D RELATED-PARTY TRANSACTIONS AND INTRA-GROUP TRANSACTIONS

D.1 Explain the procedure, if any, for approving related-party and intra-group transactions.

Procedures for approving related party transactions

Article 17 v) of the Board of Directors Regulations establishes that the Board is responsible for approving, where applicable, the transactions that the Company or its Group companies may make with directors or with shareholders that individually or in concert hold a significant stake. This includes shareholders represented in the Board of Directors of the Company or of other Group companies or with parties related to them, with the exceptions provided for by law.

Moreover, article 8 of the Board of Directors Regulations establishes that approval of the transactions of the Company or its Group companies with directors needing to be approved by the Board of Directors will be granted after receiving a report from the Audit and Compliance Committee. The only exceptions to this approval will be transactions that simultaneously fulfill the following three characteristics: (i) they are carried out under contracts with standard terms and are applied en masse to a large number of customers; (ii) they go through at market rates or prices set in general by the party acting as supplier of the goods or services; and (iii) they are worth less than 1% of the Company’s annual revenues.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D.2 Detail any significant transactions, entailing a transfer of a significant amount or obligations between the company or its group companies, and the company’s significant shareholders:

Name of significant shareholder (person or company)	Name of the company or group entity	Nature of the relationship	Type of transaction	Amount (thousands of euros)

D.3 Detail any significant transactions entailing a transfer of a significant amount or obligations between the company or its group companies, and the directors and/or senior managers:

Name of the directors and/or senior managers (person or company)	Name of the related party (person or company)	Relationship	Nature of transaction	Amount (thousands of euros)

D.4 Detail the significant transactions in which the company has engaged with other companies belonging to the same group, except those that are eliminated in the process of drawing up the consolidated financial statements and that do not form part of the company’s usual trade with respect to its object and conditions.

In any event, provide information on any intragroup transactions with companies established in countries or territories considered tax havens.

Name of the Group Company	Brief description of the transaction	Amount (€k)
BBVA GLOBAL FINANCE LTD.	Holding of securities representing debt	1,197
BBVA GLOBAL FINANCE LTD.	Current account deposits	1,663
BBVA GLOBAL FINANCE LTD.	Term account deposits	6,462
BBVA GLOBAL FINANCE LTD.	Issue-linked subordinated liabilities	185,839

D.5 State the amount of the transactions carried out with other related parties.

D.6 Detail the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, managers and/or significant shareholders.

Articles 7 and 8 of the Board Regulations regulate issues relating to possible conflicts of interest as follows:

Article 7

Directors must adopt necessary measures to avoid finding themselves in situations where their interests, whether for their own account or for that of others, may enter into conflict with the corporate interest and with their duties with respect to the Company, unless the Company has granted its consent under the terms established in applicable legislation and in the Board of Directors Regulations.

Likewise, they must refrain from participating in deliberations and votes on resolutions or decisions in which they or a related party may have a direct or indirect conflict of interest, unless these are decisions relating to appointment to or severance from positions on the governing body.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Directors must notify the Board of Directors of any situation of direct or indirect conflict that they or parties related to them may have with respect to the Company’s interest.

Article 8

The duty of avoiding situations of conflict of interest referred to in the previous article obliges the directors to refrain from, in particular:

•	Carrying out transactions with the Company, unless these are ordinary business, performed under standard conditions for the customers and of insignificant quantity. Such transactions are deemed to be those whose information is not necessary to provide a true picture of the net worth, financial situation and performance of the Company.

•	Using the Company’s name or invoking their position as director to unduly influence the performance of private transactions.

•	Making use of the corporate assets, including the Company’s confidential information, for private ends.

•	Taking advantage of the Company’s business opportunities.

•	Obtaining advantages or remuneration from third parties other than the Company and its Group, associated to the performance of their position, unless they are mere tokens of courtesy.

•	Engaging in activities for their own account or on behalf of third parties that involve effective actual or potential competition with the Company or that, in any other way, bring them into permanent conflict with the Company’s interests.

The above provisions will also apply should the beneficiary of the prohibited acts or activities described in the previous subsections be a related party related to the director. However, the Company may dispense with the aforementioned prohibitions in specific cases, authorising a director or a related party to carry out a certain transaction with the Company, to use certain corporate assets, to take advantage of a specific business opportunity or to obtain an advantage or remuneration from a third party.

When the authorization is intended to dispense with the prohibition against obtaining an advantage or remuneration from third parties, or affects a transaction whose value is over 10% of the corporate assets, it must necessarily be agreed by a General Meeting resolution.

The obligation not to compete with the Company may only be dispensed with them no damage is expected to the Company or when any damage that is expected is compensated by benefits that are foreseen from the dispensation. The dispensation will be conferred under an express and separate resolution of the General Meeting.

In other cases, the authorization may also be resolved by the Board of Directors, provided the independence of the members conferring it is guaranteed with respect to the director receiving the dispensation. Moreover, it will be necessary to ensure that the authorized transaction will not do harm to the corporate net worth or, where applicable, that it is carried out under market conditions and that the process is transparent.

Approval of the transactions of the Company or its Group companies with directors needing to be approved by the Board will be granted after receiving a report from the Audit and Compliance Committee. The only exceptions to this approval will be transactions that simultaneously meet the following 3 specifications: 1) they are carried out under contracts with standard terms and are applied en masse to a large number of customers; 2) they go through at market rates or prices set in general by the party acting as supplier of the goods or services; and 3) they are worth less than one per cent of the Company’s annual revenues.

Since BBVA is a credit institution, it is subject to the provisions of Act 10/2014, dated 26th June, on the regulation, supervision and solvency of credit institutions, whereby the directors and general managers or similar may not obtain credits, bonds or guarantees from the Bank on whose board or management they work, above the limit and under the terms established in article 35 of Royal Decree 84/2015, which implemented Law 10/2014, unless expressly authorized by the Bank of Spain.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

All the members of the Board of Directors and the senior management are subject to the Company’s Internal Regulations on the Securities Markets. These Regulations are intended to control possible conflicts of interest. They establish that everyone subject to it must notify the head of their area or the Compliance Unit of situations that could potentially and under specific circumstances may entail conflicts of interest that could compromise their impartiality, before they engage in any transaction or conclude any business in which they could arise.

D.7 Are more than one of the Group’s companies listed in Spain as publicly traded companies?

NO

Identify the listed subsidiaries in Spain

Listed subsidiaries

Indicate whether the respective areas of business and any potential relations between them and any potential business relations between the holding company and the listed subsidiary and other group companies have been publicly defined;

Define any potential business relations between the holding company and the listed subsidiary company and between the listed subsidiaries and other group companies

Identify the mechanisms established to resolve any potential conflicts of interest between the listed subsidiary and other companies of the group:

Mechanisms to resolve possible conflicts of interest

E RISK CONTROL AND MANAGEMENT SYSTEMS

E.1 Explain the scope of the company’s Risk Management System, including risks of a tax-related nature.

The BBVA Group has a General Risk Control and Management Model (hereinafter, “the Model”) adapted to its business model, organization and the geographical areas in which it operates. It allows it to operate within the framework of the control and risk management strategy defined by the Bank’s company bodies and adapt to an economic and regulatory environment, addressing management globally and monitoring to the circumstances at any particular time.

The risk management function at BBVA (Global Risk Management) is organized and developed by establishing procedures and specific rules for each type of risk, bringing the Model’s elements closer to the day-to-day management of risks in the Group.

The elements comprising the model are:

1. A system of governance and organization of the risk management function that has an adequate definition of roles and responsibilities in all areas, a series of committees and delegation structures, and an internal control system which is consistent with the nature and scale of the risks.

2. A Group Risk Appetite Framework approved by the Board that determines the risks and the risk level that the Group is willing to assume to achieve its business objectives.

3. A system of decision-making and processes to allow the ordinary management of risks, which is based on three basic elements: the existence of a homogeneous normative body; a risk planning that ensures its integration into the management of the Risk Appetite Framework and the comprehensive management of risks throughout their life cycle.

4. A framework of risk identification, evaluation, monitoring and reporting that provides the Model with a dynamic and proactive vision to enable compliance with the Risk Appetite Framework, even in unfavorable scenarios.

5. An adequate infrastructure that ensures that the Group has the human and technological resources needed for effective management and supervision of risks in order to achieve its objectives.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Some notes on the Group management of different risks are given below:

•	Credit risk: is the most relevant for the Group and includes management of counterparty, issuer, settlement and country-specific risks. Management of this risk is based on the following principles: A) availability of basic information for assessing risks, proposing risks and having supporting documentation for approval purposes; B) sufficient customer fund generation and solvency to assume the repayments of principal and interest on loans owed; C) establishment of adequate and sufficient guarantees to allow effective recovery of the operation, considered a secondary and exceptional method of recovery for when the first fails. Management of this risk is based on a comprehensive structure covering for objective and independent decision-making.

•	Structural interest-rate risk: This includes the potential impact that changes in market interest rates have on the net interest income and book value of entities. Its management model in the Group is decentralized, thus the Balance-Sheet Management unit, pertaining to Finance, designs and executes the strategies to implement via ALCO in accordance with the tolerances set out in the Risk Appetite Framework.

•	Structural exchange-rate risk: Managed centrally focusing on the risk that arises when consolidating holdings in subsidiaries with functional currencies other than the euro. The corporate Balance-Sheet Management unit, through ALCO, designs and executes the hedging policies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the different subsidiaries, considering the transactions according to market expectations and their cost.

•	Structural equity risk: Exposure to this risk mainly stems from holdings in non-strategic industrial and financial companies with medium- and long-term investment horizons. It is managed in accordance with the corporate risk management policies for equity positions in the equity portfolio, in order to ensure their adaptation to BBVA’s business model and its risk tolerance level according to the Risk Appetite Framework.

•	Market risk (trading portfolio): This arises from the probability that there may be losses in the value of the positions held as a result of changes in the market prices of financial instruments. The Value at Risk (VaR) model is used to measure this.

•	Liquidity and funding risk: Its control, monitoring and management, intends in the short term, to meet the payment commitments envisaged in a timely manner without resorting to obtaining funds in difficult conditions or that might deteriorate the reputation of the entity. In the medium and long term, the aim is to ensure that the Group’s funding structure is appropriate and that its evolution is suitable according to the economic situation, the markets and the regulatory changes, in accordance with the established Risk Appetite.

•	Operational risk: Its management is based on the value provided by the Advanced Measurement Approach model (AMA): knowledge, identification, prioritization and management of potential and actual risks, supported by a governance model to drive management across all the Group’s units. The aim is to reduce operating losses by managing an adequate control environment.

Regarding taxation, BBVA has defined a tax-related risk management policy based on a suitable control environment, a system for identifying risks and a monitoring process including continuous improvement of the effectiveness of the established controls. In 2016 this management model was evaluated by an independent third party.

E.2 Identify the corporate bodies responsible for drawing up and enforcing the Risk Management System, including tax-related risks.

BBVA Group’s risk governance model is characterized by a special involvement of its governing bodies, both in setting the risk strategy and in monitoring and supervising its implementation on an ongoing basis.

The Board of Directors approves the risk strategy and supervises the internal control and management systems. Specifically, the strategy approved by the Board includes, at least, the Group’s Risk Appetite statement, the fundamental metrics and the basic structure of limits by areas, types of risk and asset classes, as well as the bases of the risk management and control model. The Board of Directors is also responsible for approving and monitoring the strategic and business plan, the annual budgets and management goals, as well as the investment and funding policy, in a consistent way and in line with the approved Risk Appetite Framework.

On the basis established by the Board of Directors, the Executive Committee approves specific corporate policies for each type of risk; the metrics by type of risk related to concentration, profitability and reputation and the basic structure of the Group’s risk limits. By following up on them, with information on any possible excesses of the limits that may occur and on the corrective measures to be taken in such cases in order to reestablish the situation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Lastly, the Board of Directors includes a committee specializing in risks, the Risk Committee. This committee conducts an ongoing analysis and monitoring of risks within the remit of the governing bodies, assisting the Board of Directors and the Executive Committee in the determination and monitoring of the risk strategy and the corporate policies, respectively. Another task of special relevance it carries out is detailed control and monitoring of the risks that affect the Group as a whole, which enables it to supervise the effective integration of the risk strategy into management and the application of the corporate policies approved by the governing bodies.

The head of GRM is the Group’s Chief Risk Officer (CRO), whose main responsibility is to ensure that the Group’s risks are managed in accordance with the Model. The Chief Risk Officer is supported by a structure consisting of cross-cutting risk units in the corporate area and specific risk units in the Group’s geographical areas and/or business areas. Each of these units is headed by a Risk Officer who, within his/her field of competence, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at the Group level in a consistent manner, adapting them if necessary to the local requirements and reporting to the local governing bodies.

The Risk Officers of the geographical and/or business areas report both to the Group’s Chief Risk Officer and to the head of their geographical and/or business area. This dual reporting system aims to ensure the independence of the local risk management function from the operating functions and enable its alignment with the Group’s corporate policies and goals related to risks.

The risks function has a decision-making process supported by a structure of committees. The Global Risk Management Committee (GRMC) is the highest executive body in the risk area and proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the risks facing the Group in its businesses, as well as the admission of operations involving more relevant risks.

Regarding the tax-related risk, the Tax Department establishes the control mechanisms and internal rules necessary to ensure compliance with the tax laws in force and the tax strategy approved by the Board of Directors.

This function is subject to supervision by the Audit and Compliance Committee of the BBVA Group, and is evidenced by the appearances made before the same by the Head of the Fiscal Function of the BBVA Group.

E.3 Indicate the primary risks, including tax-related risks that could prevent business targets from being met.

BBVA has risk identification and scenario analysis processes in place that enables the Group to conduct a dynamic and proactive risk management.

The risk identification processes are forward-looking to ensure the identification of emerging risks, and take into account the concerns of both the business areas, which are closer to the reality of the different geographical areas, and the corporate areas and Senior Management.

Risks are captured and measured in a consistent way using the most appropriate methodologies in each case. Their measurement includes the design and application of scenario analyses and stress testing, and considers the controls the risks are subjected to.

As part of this process, a forward projection is performed of the Risk Appetite Framework variables in stress scenarios, with the aim of identifying possible deviations from the established thresholds; if such deviations are detected, the appropriate measures are adopted to keep those variables within the target risk profile.

In this context, there are a series of emerging risks that could affect the Group’s business performance. These risks are organized into the following large blocks:

•	Macroeconomic and geopolitical risks

According to the latest available information, global growth remains stabilized slightly above 3% in year-on-year terms.

Recently, the uncertainty of the global panorama has increased with the victory of the exit option from the European Union in the referendum held in the United Kingdom.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In general, the gradual recovery of growth in the developed economies does not suffice to offset the slowdown in emerging economies. Developments in the Chinese economy, with vulnerabilities due to its high level of debt, will continue to determine the global growth outlook and, in particular, in emerging economies.

Other events complete the outlook for global uncertainties for 2016 and 2017, and could affect the valuation of the Group’s holdings in certain countries:

•	Geopolitical tensions in some areas. In connection with this issue, it is worth noting the uncertainty over the political and economic situation following the events in Turkey since 15 July.

•	The risk of an adjustment scenario in the United States, which might be caused by the Federal Reserve’s decision to postpone the rise in interest rates and a lower growth forecast than the previous.

These uncertainties have led to a significant increase in financial market volatility, asset price decline and significant devaluations in emerging countries.

The Group’s geographical diversification is the key to achieving a high level of recurring revenue, despite the conditions of the environment and the economic cycles of the economies in which it operates.

•	Regulatory and reputational risks

•	Financial institutions are exposed to a complex and changing regulatory and legal environment that can impact their growth capacity and the development of certain businesses, with higher liquidity and capital requirements and lower profitability ratios. The Group monitors changes in the regulatory framework on an ongoing basis to enable it to anticipate and adapt to those changes sufficiently in advance, adopt the best practices and the most efficient and rigorous criteria for their implementation.

•	The financial sector is coming under intense scrutiny by regulators, governments and society itself. Negative news or inappropriate conduct can seriously damage an institution’s reputation and affect its ability to conduct a sustainable business. The attitudes and conduct of the Group and of its members are governed by the principles of integrity, honesty, long-term vision and best practices, thanks to the internal control Model, the Code of Conduct, tax strategy and the Group’s Responsible Business strategy, among others.

•	Business, legal and operational risks

•	New technologies and forms of customer relations: The development of the digital world and the information technologies poses major challenges for financial institutions that represent threats (new competitors, disintermediation…) and also opportunities (new customer relations framework, greater ability to adapt to their needs, new products and distribution channels…). In this regard, digital transformation is one of the priorities for the Group, which aims to lead the digital banking of the future.

•	Technological risks and security breaches: Financial institutions are exposed to new threats such as cyber-attacks, internal and customer database theft, payment system fraud… that require major investments in security from the technological and human point of view. The Group attaches a great deal of importance to active management and control of operational and technological risk. One example is the early adoption of advanced models for managing these risks (AMA - Advanced Measurement Approach).

The financial sector is exposed to growing litigation rates in that financial entities are facing an elevated number of lawsuits whose economic consequences cannot be easily foreseen. The Group carries out a constant management and tracking of such lawsuits in defense of its own interests, and allocates, when considered necessary, the corresponding provisions for coverage thereof, following the criteria of internal lawyers and external legal experts and based on the applicable laws and regulations.

E.4 Identify whether the entity has a risk tolerance level, including tax-related risks.

The Group’s Risk Appetite Framework approved by the governing bodies determines the risks and the risk level that the Group is willing to assume to achieve its business objectives taking into account the organic evolution of the business. These are expressed in terms of solvency, liquidity and funding, profitability, or other metrics, which are reviewed periodically or if there are any substantial changes in the entity’s business or relevant corporate operations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The risk appetite is expressed through the following elements:

•	Risk Appetite Statement: sets out the general principles of the Group’s risk strategy and the target risk profile.

•	Statements and core metrics: based on the appetite statement, statements are established that specify the general principles of risk management in terms of solvency, profitability, liquidity and funding. Moreover, the core metrics reflect, in quantitative terms, the principles and the target risk profile set out in the Risk Appetite statement.

•	Statements and metrics by type of risk: based on the core metrics and their thresholds for each type of risk, statements are established that set out the general management principles for the risk and a number of metrics are determined, whose observance enables compliance with the core metrics and the Group’s Risk Appetite statement. These metrics have a maximum risk appetite.

•	The basic structure of limits: they shape the Risk Appetite Framework at geographical area, risk type, asset type and portfolio level, ensuring that management is within the metrics by type of risk.

In addition to this Framework, there is a level of management limits that is defined and managed by the risks function when developing the basic structure of limits, with the aim of ensuring that proactive management of risks by risk subcategory within each type or by subportfolio is in line with that basic structure of limits and in general with the established Risk Appetite Framework.

Each geographical and/or business area has its own Risk Appetite Framework, consisting of its local Risk Appetite statement, core metrics, and metrics by type of risk and limits, which must be consistent with those set at the Group level, but adapted to their own reality. These are approved by the corresponding governing bodies of each entity.

The corporate risks area works with the various geographical and/or business areas to define their Risk Appetite Framework, so that it is coordinated with, and integrated into the Group’s Risk Appetite Framework, making sure that its profile is in line with the one defined.

The BBVA Group assumes a certain degree of risk to be able to provide financial services and products to its customers and obtain attractive returns for its shareholders. The organization must understand, manage and control the risks it assumes.

The aim of the Group is not to eliminate all risks, but to assume a prudent level of risks that allows it to generate returns while maintaining acceptable capital and fund levels and generating recurrent earnings.

E.5 State what risks, including tax-related risks, have occurred during the year.

Risk is inherent to financial business, so the occurrence of risk to a greater or lesser extent is absolutely implicit in the Group’s activities. BBVA thus provides detailed information on its annual financial statements (note 7 in the Report and note 19 in the consolidated accounts covering tax-related risks) regarding the developments of such risks, since their very nature can permanently affect the Group in undertaking its activities.

Likewise, as described in note 24 of the Report, BBVA has provided, as a result of the judgement issued by the European Union Court of Justice regarding the interest rate clauses in consumer mortgage loans (known as “floor clauses”), a provision to cover future claims that may arise.

E.6 Explain the response and supervision plans for the principal risks faced by the company, including tax-related risks

The BBVA Group’s internal control system takes its inspiration from the best practices developed both in the COSO (Treadway Commission Committee of Sponsoring organizations) “Enterprise Risk Management - Integrated Framework” and in the “Framework for Internal Control Systems in Banking Organizations”, drawn up by the Basel Bank of International Settlements (BIS).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The control model has a system comprising three lines of defense:

•	The Group’s business units constitute the first line of defense. They are responsible for managing current and emerging risks and implementing control procedures. It is also responsible for reporting to its business/support unit.

•	The second line is constituted by the specialist control units (Compliance, Accounting & Supervisors (specifically, Internal Financial Control), Global Risk Management (within it, Internal Risk Control) and Engineering (specifically, Internal Operations Control and Internal IT Control)). This line collaborates in identifying current and emerging risks, defines the control policies within the scope of its cross-sector specialty, ensures that they are implemented correctly, and provides training and advice to the first line. In addition, one of its main functions is to monitor and question the control activity carried out by the first line of defense.

The control activity of the first and second line of defense will be coordinated by the Internal Risk Control Unit, which will also be responsible for providing these units with a common internal control methodology.

•	The third line of defense is made up of the Internal Audit unit, for which the Group assumes the guidelines of the Basel Committee on Banking Supervision and of the Institute of Internal Auditors. Its function is that of providing independent and objective assurance and consulting activity designed to add value and improve the Organization’s operations.

In addition, within the risk area, the Group has units for Internal Risk Control and Internal Validation that are independent of the units that develop the models, manage the processes and execute the controls.

Its scope of action is global, both from the geographical point of view and in terms of the types of risks. It encompasses all the areas of the organization and is designed to identify and manage the risks faced by the Group entities, in order to guarantee the established corporate objectives.

The main function of Internal Risk Control is to ensure the existence of a sufficient internal regulatory framework, a process and measures defined for each type of risks identified in the Group, and for those other types of risk that may potentially affect the Group, control their application and operation, and ensure that the risk strategy is integrated into the Group’s management.

The Group’s Internal Risk Control Director is responsible for the function and reports its activities and informs on its work plans to CRO and to the Board’s Risk Committee, assisting it in any matters where requested.

To perform its duties, the unit has a structure of teams at a corporate level and also in the most important geographical areas in which the Group operates. As in the corporate area, the local units remain independent from the business areas that implement the processes, and from the units that carry out the controls, reporting functionally to the Internal Risk Control unit. The unit’s lines of action are established at Group level and it is then responsible for their local-level adaptation and implementation, and for reporting on the most relevant aspects.

Among other functions, Internal Validation is responsible for the independent review and validation, at internal level, of the models used to measure and assume the risks and for determining the Group’s capital requirements.

With regard to tax risks, the Board of Directors approved the Tax Strategy for the BBVA Group. This strategy reflects the tax-related postures of the Group. In this regard, the Tax Department establishes the policies and control processes for guaranteeing compliance with the tax laws currently in force and the tax strategy.

F SYSTEMS OF INTERNAL RISK MANAGEMENT AND INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

Describe the mechanisms comprising the risk management and control systems for financial reporting (ICFR) in the entity.

F.1 The entity’s control environment

Give information, describing the key features of at least:

F.1.1. Which bodies and/or functions are responsible for: (i) the existence and maintenance of an adequate and effective ICFR; (ii) its implementation; and (iii) its supervision.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to article 17 of the Board Regulations, the Board of Directors approves the financial information that BBVA is required to publish periodically as a publicly traded company. The Board of Directors has an Audit and Compliance Committee, whose mission is to assist the Board supervise financial information and exercise control over the BBVA Group.

In this respect, the BBVA Audit and Compliance Committee Regulations establish that the Committee’s duties include the supervision of the sufficiency, adequacy and effective operation of the internal control systems in the process of drawing up and preparing financial information, so as to rest assured of the correctness, accuracy, sufficiency and clarity of the financial information of the Entity and its consolidated Group.

The BBVA Group complies with the requirements imposed by the Sarbanes Oxley Act (“SOX”) for each year’s consolidated annual accounts due to its status as a publicly traded company listed to the U.S. Securities Exchange Commission (“SEC”). The main Group executives are involved in the design, compliance and maintenance of an effective internal control model that guarantees the quality and veracity of the financial information. The Accounting & Supervisors Department (“A&S”) is responsible for the operation and maintenance of the internal financial control model.

In addition, and with the aim of reinforcing internal control environment, the Group has the Corporate Assurance model (which includes the ICFR) where is established a framework for the supervision of the internal control model. The Corporate Assurance model (in which the business areas, support areas and the areas specializing in internal control participate) is organized into a system of committees that analyze the most relevant issues related to internal control in each geographical area, with the participation of the country’s top managers. These committees report to the Group’s Global Committee, chaired by the CEO with the assistance of the main executives responsible for the business and control areas.

The different internal control units at holding and local level, coordinated by the Internal Control Area located in Global Risk Management, are responsible for implementing and applying the internal control and operational risk methodology defined in the Group. These internal control units are responsible, together with the business areas, for identifying, prioritizing and assessing the risks, helping the units to implement a control model, documenting it and supervising it periodically as well as defining risk mitigating measures and promoting their proper implementation.

The effectiveness of this internal control system is assessed on an annual basis for those risks that may have an impact on the proper drawing up of the Group’s financial statements. The Internal Financial Control area, the control specialists of the business and support areas and the Group’s Internal Audit department collaborate in this assessment. In addition, the external auditor of the BBVA Group issues an opinion every year on the effectiveness of internal control over financial reporting based on criteria established by COSO (Committee of Sponsoring Organizations of the Treadway Commission) and in accordance with the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). This opinion appears in the Form 20-F that is filed every year with the SEC.

The result of the annual assessment of the System of Internal Control over Financial Reporting is reported to the Group’s Audit and Compliance Committee by the heads of Internal Audit and Internal Financial Control.

F.1.2. Whether, especially in the process of drawing up the financial information, the following elements exist:

•	Departments and/or mechanisms responsible for: (i) the design and review of the organisational structure; (ii) the clear definition of lines of responsibility and authority, with an adequate distribution of tasks and functions; and (iii) ensuring that sufficient procedures exist for their correct dissemination within the entity.

The drafting of the financial information is carried out by the local Financial Management units of the countries and in a centralized manner by the A&S Division, which is overall responsible for the drafting and reporting of accounting and regulatory information.

The BBVA Group has organizational structure design and review mechanisms that clearly define action and responsibility lines in the areas involved in drawing up of financial information of each entity and consolidated group, and also has the channels and circuits necessary for their communication and distribution. The units responsible for drawing up these financial statements have a distribution of tasks and segregation of functions necessary to draw up these statements in an appropriate operational and control framework.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Additionally, there is an accountability model aimed at extending the culture of, and commitment to internal control. Those in charge of the design and operation of the processes that have an impact on financial reporting certify that all the controls associated with its operation under their responsibility are sufficient and have worked correctly.

•	Code of conduct, approval body, degree of dissemination and instruction, principles and values included (indicating whether specific mention is made of recording the transactions and drawing up of the financial information), body in charge of analysing non-compliance and proposing corrective measures and sanctions.

BBVA has a Code of Conduct, approved by the Board of Directors that sets out BBVA’s specific commitments in developing one of the principles of its Corporate Culture: Integrity as a way of understanding and carrying out its businesses. This Code likewise establishes the corresponding channel for whistleblowers regarding possible infringements of the Code. It is the subject of ongoing training and refresher programs including key personnel in the financial function.

During 2016, and after the Code was updated in 2015, campaigns have been developed to communicate and disseminate its new contents, taking advantage of new formats and digital channels. In addition, an ambitious training plan has been developed at a global level, reaching the entire workforce of the Group.

The Code of Conduct is published on the Bank’s website (www.bbva.com) and on the employees’ website (intranet). Additionally, Group’s integrant undertake personally and individually to observe its principles and rules in an express declaration of awareness and adhesion.

The duties of the Audit and Compliance Committee include ensuring that the internal codes of ethics and conduct and on securities market, applicable to all group personnel, comply with legal requirements and are adequate for the Bank.

Additionally, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at jurisdiction or Group entity levels, as applicable). Their joint scope of action covers all the Group businesses and activities and their main duty is to ensure effective application of the Code of Conduct. There is also a Corporate Integrity Management Committee, whose scope of responsibility extends throughout BBVA. The fundamental mission of this committee entails ensuring uniform application of the Code in BBVA.

The Compliance Unit in turn independently and objectively promotes and supervises to ensure that BBVA acts with integrity, particularly in areas such as money-laundering prevention, conduct with clients, security market conduct, corruption prevention, data protection and other areas that could entail a reputational risk for BBVA. The unit’s duties include fostering the knowledge and application of the Code of Conduct, promoting the drafting and distribution of its implementing standards, assisting in the resolution of any concern insofar as interpretation of the Code that may arise, and managing the Whistle-Blowing Channel.

•	Whistle-blowing channel, to allow financial and accounting irregularities to be communicated to the Audit Committee, as well as possible non-compliance with the code of conduct and irregular activities in the organization, reporting where applicable if this is confidential in nature.

Preservation of the Corporate Integrity of BBVA transcends the merely personal accountability for individual actions, it calls for all employees to have zero tolerance for activities outside the Code of Conduct or that could harm the reputation or good name of BBVA, an attitude that is reflected in everyone’s commitment to whistle-blowing, by timely communication, of situations that, even when unrelated to their activity or area of responsibility, could be illegal or infringe upon the values and guidelines of the Code.

The Code of Conduct itself establishes the communication guidelines to follow and contemplates a Whistle-Blowing Channel, likewise guaranteeing the duty to reserve of the reporting parties, confidentiality of the investigations and the prohibition of retaliation or adverse consequences in light of communications made in good faith.

Telephone lines and email boxes have been set up for these communications in each jurisdiction. A list of these appears on the Group’s Intranet.

As described in the previous section, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at jurisdiction or Group entity levels, as applicable), whose joint scope of action covers all the Group businesses and activities and whose functions and responsibilities (explained in greater detail in their corresponding regulations) include:

•	Drive and monitor global initiatives to foster and promote a culture of ethics and integrity among members of the Group.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Ensure an uniform application of the Code.

•	Promote and monitor the functioning and effectiveness of the Whistle-blowing Channel.

•	In exceptional cases where they are not already included among the members of the Committee, inform Senior Management and/or the person responsible for the preparation of the financial statements of those events and circumstances from which significant risks might arise for BBVA.

In addition, periodic reports are made to the Audit and Compliance Committee that supervises and controls their proper functioning (independently managed by the Compliance area).

•	Periodic training and refresher courses for employees involved in preparing and revising the financial information, and in ICFR assessment, covering at least accounting standards, audit, internal control and risk management.

Specific training and periodic refresher courses are given on accounting and tax-related standards, internal control and risk management in units involved in preparing and reviewing the financial and tax-related information and in evaluating the internal control system, to help them perform their functions correctly.

Within the A&S area, there is an annual training program for all members of the area on aspects related to the preparation of financial information and new regulations applicable in accounting, financial and fiscal matters, as well as other courses adapted to the needs of the area. These courses are taught by professionals from the area and renowned external providers.

This specific training program is in addition to the general Group training, which includes courses on finance and technology among other subjects.

Additionally, the BBVA Group has a personal development plan for all employees, which forms the basis of a personalized training program to deal with the areas of knowledge necessary to perform their functions.

F.2 Financial reporting risk assessment

Give information on at least:

F.2.1. The key features of the risk identification process, including error and fraud risks, with respect to:

•	Whether the process exists and is documented.

The ICFR was developed by the Group Management in accordance with international standards set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) establishing five components on which the effectiveness and efficiency of internal control systems must be based:

•	Establishing an adequate control environment for monitoring all these activities.

•	Evaluating the risks that may be incurred by an entity in drawing up its financial information.

•	Designing the necessary controls to mitigate the most critical risks.

•	Establishing the adequate information circuits to detect and communicate the system’s weaknesses or inefficiencies.

•	Monitoring such controls to ensure they are operational and the validity of their effectiveness over time.

In order to identify the risks with a greater potential impact on the generation of financial information, the processes from which such information is derived are identified and documented, and an analysis of the risks that may arise in each is conducted.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Based on the corporate internal control and operational risk methodology, the risks are included in a range of categories by type, which include the error and fraud (internal/external), and their probability of occurrence and possible impact is analyzed.

The process of identifying risks of error, falsehood or omission in the drawing up of the Financial Statements is carried out by the Financial Reporting Internal Control unit, which manages their correction and in turn reports to the Audit and Compliance Committee. The scope of the annual/quarterly or monthly assessment of their controls is determined based on the materiality of the risks, thus ensuring coverage of the critical risks for the financial statements.

The assessment of the aforementioned risks and of the effectiveness of their controls begins with the management’s understanding of and insight into the business and the analyzed operating process, considering criteria of quantitative materiality, likelihood of occurrence and economic impact, in addition to qualitative criteria associated with the type, complexity and nature of the risks or of the business structure itself.

The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, changes in operating processes, the risks affecting them and the controls that mitigate them.

All this is documented in a corporate management tool developed and managed by Operational Risk (Storm) where are documented all the processes, risks and controls managed by the different control specialists, including the Financial Reporting Internal Control unit.

•	Whether the process covers all the objectives of financial reporting (existence and occurrence; completeness; valuation; presentation, breakdown and comparability; and rights and obligations), whether the information is updated and with what frequency.

All the processes developed in the BBVA Group for drawing up financial information aim to record all financial transactions, value the assets and liabilities in accordance with applicable accounting regulations and provide a breakdown of the information in accordance with regulatory requirements and market needs.

The model of control over financial information analyses each of the aforementioned processes in order to ensure that error or fraud risks are properly covered with controls that work efficiently, and is updated when there are changes in the relevant processes for drawing up the financial information.

•	The existence of a process for identifying the consolidation perimeter, taking into account aspects including the possible existence of complex corporate structures, instrumental or special purpose vehicles.

The A&S (Accounting & Supervisors) organization includes a Consolidation department that carries out a monthly process of identification, analysis and updating of the Group’s consolidation perimeter.

In addition, the information from the consolidation department on new companies set up by the Group’s different units and the changes made to existing companies is compared with the issues analyzed by two specific committees whose function is to analyze and document the changes in the composition of the corporate group (Holding Structure Committee and Investments in Non-Banking Companies Committee, both corporate).

In addition, with regard to special-purpose entities control, the Internal Audit and Compliance areas of the Bank make a periodic report of the Group’s structure to the Board of Directors and to the Audit and Compliance Committee.

•	Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, tax-related, reputational, environmental, etc.) insofar as they impact the financial statements.

The model of internal control over financial reporting applies to processes for drawing up such financial information and all operational or technical processes that could have a relevant impact on the financial, accounting, tax-related or management information.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As explained above, all the specialist control areas apply a standard methodology and use a common tool (Storm) to document the identification of the risks, of the controls that mitigate those risks and of the assessment of their effectiveness.

There are control specialists in all the operational or support areas, and therefore any type of risk that may affect the Group’s operations is analyzed under that methodology (market, credit, operational, technological, financial, legal, tax-related, reputational or any other type of risk) and is included in the ICFR insofar as it may have an impact on the financial information.

•	Which of the entity’s governing bodies supervises the process.

The process for identifying risks and assessing the effectiveness and suitability of the controls is documented at least once a year, supervised by the Internal Audit area and reported to the Global Corporate Assurance Committee of the Group.

Moreover, the Internal Audit Director and head of the Group’s Internal Financial Control report each year to the Audit and Compliance Committee on the analysis and certification work carried out pursuant to SOX methodology, to comply with the legal requirements imposed by the Sarbanes Oxley Act related to internal control systems for the financial reporting and is included in Form 20-F, which is filed every year with the SEC (as explained in point one regarding the control environment).

F.3 Control activities

Give information on the main features, if at least the following exist:

F.3.1. Procedures for review and authorization of the financial information and the description of the ICFR, to be published on the securities markets, indicating who is responsible for it, and the documentation describing the activity flows and controls (including those concerning risk of fraud) for the different types of transactions that may materially impact the financial statements, including the procedure for closing the accounts and the specific review of the relevant judgements, estimates, valuations and projections.

All the processes related to the drawing up of the financial information are documented, together with their control model: potential risks linked to each process and controls established for their mitigation. As explained in point F.2.1, the aforementioned risks and controls are recorded in the corporate tool Storm, which also includes the result of the assessment of the operability of the controls and the degree of risk mitigation.

In particular, the main processes related to the generation of financial information are: accounting, consolidation, financial reporting, financial planning and monitoring, financial and tax-related management. The analysis of these processes, their risks and their controls is also supplemented by all other critical risks that may have a financial impact from business areas or other support areas.

Likewise, there are procedures for review by the areas responsible for generating the financial and tax-related information disseminated to the securities markets, including the specific review of the relevant judgements, estimates and projections.

As mentioned in the annual financial statements, it is occasionally necessary to make estimates to determine the amount at which some assets, liabilities, income and expenses and commitments should be recorded. These estimates are mainly related to:

•	Impairment losses on certain financial assets.

•	The assumptions used to quantify certain provisions and in the actuarial calculation of liabilities and commitments for post-employment remunerations and other obligations.

•	The useful life and impairment losses of tangible and intangible assets.

•	The appraisal of goodwill and price assignments in business combinations.

•	The fair value of certain unlisted assets and liabilities.

•	The recoverability of deferred tax assets.

•	The exchange rate and inflation index in Venezuela.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

These estimates are made based on the best information available on the financial statement closing date and, together with the other relevant issues for the closing of the annual and six-monthly financial statements, are analyzed and authorized by a Technical Committee of A&S (A&S Executive Steering Committee) and submitted to the Audit and Compliance Committee before their formulation by the Board of Directors.

F.3.2. Internal control procedures and policies for information systems (among others, access security, change control, their operation, operational continuity and segregation of functions) that support the relevant processes in the entity with respect to the drawing up and publication of the financial information.

The internal control models include procedures and controls regarding the operability of information systems and access security, functional segregation, development and modification of computer applications used to generate financial information.

The current methodology for internal control and operational risk establishes a list of controls by category whose breakdown includes (among others) two categories: access control and functional segregation. Both categories are identified in the model of internal control of financial information and their risks and controls are analyzed and assessed on a regular basis, so the integrity and reliability of the information drawn up can be guaranteed.

Additionally, there is a corporate level procedure for managing system access profiles. It is developed, implemented and updated by the Group’s internal control unit of Engineering. This unit is also in charge of providing support for control processes in change management (development in test environments and putting changes into production), incident management, management of transactions, media and backup copy management, and management of business continuity, among other things.

With all these mechanisms, the BBVA Group ensures the maintenance of adequate management of access control, the establishment of the correct and necessary steps to put applications into production and their subsequent support, the creation of backup copies, and assurance of continuity in the processing and recording of transactions.

In summary, the entire process of preparing and publishing financial information has established and documented the procedures and control models necessary to provide reasonable assurance about the correctness of BBVA Group’s public financial information.

F.3.3. Internal control procedures and policies designed to supervise the management of activities subcontracted to third parties, and those aspects of the evaluation, calculation and assessment outsourced to independent experts, which may materially impact the financial statements.

The internal control policies establish controls and procedures for the management of subcontracted activities or those aspects of evaluation, calculation and assessment outsourced to independent experts.

There is a set of standards and an Outsourcing Committee that establishes and supervises the requirements that must be met at group level for the activities to be subcontracted. Regarding the financial processes, there are procedural manuals contemplating the outsourced activity that identify the processes to be executed and the controls to be applied by the service provider units and units entrusted with the outsourcing thereof. The controls established in the outsourced processes concerning the generation of financial information are also tested by the Internal Financial Control area.

The valuations from independent experts used for matters relevant for generating financial information are included within the standard circuit of review procedures executed by internal control, internal audit and external audit.

F.4 Information and communication

Give information on the main features, if at least the following exist:

F.4.1. A specific function in charge of defining and keeping the accounting policies updated (accounting policy department or area) and dealing with queries or conflicts stemming from their interpretation, ensuring fluent communication with those in charge of operations in the organization, and an up-to-date manual of accounting policies, communicated to the units through which the entity operates.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The organization has two areas within A&S (Group Financial Accounting and Global Supervisory Relations) in charge of the Accounting Technical Committees (Accounting Working Group) and Solvency. Their purpose is to analyze, study and issue standards that may impact the drawing up of the Group’s financial and regulatory information, determining the accounting and solvency criteria required to ensure correct recording of transactions to the accounts and calculation of capital requirements within the framework of standards issued by the Bank of Spain, the European Union (IASB, directives on equity) and the Basel Committee.

There is an updated accounting policies Manual, disseminated over the Company’s intranet to all the units in the Group. This manual is the tool that guarantees that all the decisions related to accounting policies or specific accounting criteria to be applied in the Group are supported and are standardized. The Accounting Policies Manual is approved in the Accounting Working Group and is documented and updated for its use and analysis by all the Group’s entities.

F.4.2. Mechanisms to capture and prepare the financial reporting in standardised formats, for application and use by all the units of the entity or the group, that support the main financial statements and the notes, and the information detailed on ICFR.

The Group’s A&S area and the financial directorates of the countries are responsible for the preparation of the financial statements in accordance with the current accounting and consolidation manuals. There is also a consolidation computer application that includes the information on the accounting of the various Group companies and performs the consolidation processes, including the standardization of accounting criteria, aggregation of balances and consolidation adjustments.

Control measures have also been implemented in each of the said processes in order to guarantee that all the data underpinning the financial information are collected in a comprehensive, exact and timely manner. There is also a single and standardized format for the financial reporting system. It is applicable to and used by all the Group units and supports the main financial statements and the explanatory notes. There are also control measures and procedures to ensure that the information disclosed to the markets includes a sufficient level of detail to enable investors and other users of the financial information to understand and interpret it.

F.5 Supervision of the system’s operation

Give information, describing the key features of at least:

F.5.1. The ICFR supervision activities carried out by the Audit Committee and whether the entity has an internal audit function whose powers include providing support to the Audit Committee in its task of supervising the internal control system, including the ICFR. Likewise, give information on the scope of the ICFR assessment carried out during the year and of the procedure by which the person in charge of performing the assessment communicates its results, whether the entity has an action plan listing the possible corrective measures, and whether its impact on the financial reporting has been considered.

The internal control units of the business areas and of the support areas conduct a preliminary assessment of the internal control model, assess the risks of the processes and the degree of mitigation of the controls, identify weaknesses, design, implement and monitor the mitigation measures and action plans.

BBVA also has an Internal Audit unit that provides support to the Audit and Compliance Committee on the independent supervision of the internal control system of financial information. The Internal Audit function is entirely independent of the units that draw up the financial information.

All the control weaknesses, mitigation measures and specific action plans are documented in the corporate tool Storm and submitted to the internal control and operational risk committees of the areas, as well as to the local or global Corporate Assurance Committees, based on the relevance of the detected issues.

To sum up: both the weaknesses identified by the internal control units and those detected by the internal or external auditor have an action plan in place to correct or mitigate the risks.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

During 2016, internal control areas have conducted a full assessment of the internal control system of financial information, and, to date, no material or significant weakness have been revealed therein. These were reported to the Audit and Compliance Committee, and the Global Corporate Assurance Committee.

Additionally, in compliance with SOX, the Group annually assesses the effectiveness of the internal control model for financial reporting on group of risks (within the perimeter of SOX companies and critical risks) that could impact the drawing up of Financial Statements at local and consolidated levels. This perimeter considers risks and controls of other specialties that are not directly financial (regulatory compliance, technology, risks, operational, human resources, procurement, legal, etc.).

F.5.2. Whether there is a discussion procedure by which the auditor (in line with the technical auditing notes), the internal audit function and other experts can inform senior management and the audit committee or the directors of the entity of significant weaknesses in the internal control encountered during the review processes for the annual accounts or any others within their remit. Likewise, give information on whether there is an action plan to try to correct or mitigate the weaknesses observed.

As mentioned in the preceding section (F.5.1) of this Annual Corporate Governance Report, the Group has a procedure in place whereby the internal auditor, the external auditor and the heads of Internal Financial Control can report to the Audit and Compliance Committee, where appropriate, any significant internal control weaknesses detected in the course of their work. Thus, a plan of action is prepared for all detected weaknesses, including those that are not significant, which is presented to the Audit and Compliance Committee.

Since BBVA is a company listed with the SEC, the BBVA Group’s auditor issues on an annual basis its opinion on the effectiveness of the internal control over the financial information contained in the Group’s annual consolidated statements as of 31 December each year under PCAOB standards (“Public Company Accounting Oversight Board”), with a view to filing the financial information under Form 20-F with the SEC. The latest report issued on the financial information for 2015 is available on www.sec.gov. As of the date of this report, the auditor of the annual consolidated statements corresponding to 2016 reported no significant or material weakness to the Audit and Compliance Committee, the Board of Directors or executive management bodies of the Group.

The supervision activities of the internal control system carried out by the Audit and Compliance Committee, described in the Audit and Compliance Committee Regulations published on the Group website, includes the following:

•	Analyze the financial statements of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports prior to their submission to the Board of Directors, as well as all other required financial information, with the necessary detail deemed appropriate. For this purpose, the Committee shall be provided with the necessary support by the Group’s Senior Management, especially that of the Accounting Department and the external auditor of the Company and its Group.

•	Review the necessary scope of consolidation, the correct application of accounting criteria, and all the relevant changes relating to the accounting principles used and the presentation of the financial statements.

•	Oversee the effectiveness of the company’s internal control, internal audit and risk management systems in the process of drawing up and reporting the mandatory financial information, including tax-related risks, as well as discuss with the external auditor any significant weaknesses in the internal control systems detected during the audit, without undermining its independence. For such purposes, and where appropriate, they may submit recommendations or proposals to the Board of Directors, along with the period for their follow-up.

•	Analyze, and approve as the case may be, the Annual Internal Audit Plan, monitoring it and being apprised of the degree to which the audited units are complying with the corrective measures recommended by Internal Audit.

•	Examine the draft codes of ethic and conduct, and respective amendments thereto drawn up by the corresponding areas of the Group, and express an opinion before the proposals being put to the Bank’s governing bodies.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The external auditor and the head of Internal Audit attend all meetings of the Audit and Compliance Committee, as well as the Internal Control officer attend every six months, and are duly informed of the matters discussed.

F.6 Other relevant information

F.7 External auditor report

Report on:

F.7.1. Whether the ICFR information disclosed to the markets has been submitted by the external auditor, in which case the entity must attach the corresponding report as an annex. Otherwise, explain the reasons why it was not.

The information related to internal control over the financial information of the BBVA Group described in this report is reviewed by the external auditor, which issues its opinion on the control system and on its effectiveness in relation to the statements published at the close of each financial year.

On 6 April 2016, the BBVA Group, as a private foreign issuer in the United States, filed the Annual Report (Form 20-F) which was published on the SEC website on that same date.

In accordance with the requirements set out in Section 404 of the Sarbanes-Oxley Act of 2002 by the Securities and Exchange Commission (SEC), the annual report Form 20-F included the certification of the main Group executives on the establishment, maintenance and assessment of the Group’s internal control system of financial reporting. Form 20-F report also included the opinion of the external auditor regarding the effectiveness of the entity’s internal control system of financial reporting at year-end 2015.

G DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent to which the company follows the recommendations of the Good Governance Code of listed companies.

Should any recommendation not be followed or be only partially followed, a detailed explanation should be given of the reasons so that the shareholders, investors and the market in general have sufficient information to assess the way the company works. General explanations will not be acceptable.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

COMPLIANT

2. When a dominant and subsidiary company are both listed, they should provide detailed disclosure on:

a) The activity they engage in and any business dealings between them, as well as between the listed subsidiary and other group companies.

b) The mechanisms in place to resolve possible conflicts of interest.

NOT APPLICABLE

3. During the annual general meeting the chairman of the board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the annual corporate governance report. In particular:

a) Changes taking place since the previous annual general meeting.

b) The specific reasons for the company not following a given Good Governance Code recommendation, and any alternative procedures followed in its stead.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

4. The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisors that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company’s website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.

COMPLIANT

5. The board of directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

When a board approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its website explaining the exclusion as envisaged in company legislation.

PARTIALLY COMPLIANT

The Company has proposed to the General Shareholders’ Meeting to delegate to the Board of Directors the power to increase the share capital and issue convertible securities, while delegating the power to exclude, wholly or in part, the preemptive right in capital increases and convertible securities issued, although this power to exclude the preemptive right will be jointly limited to 20% of the share capital at the time of the delegation, this limitation not being applicable to the issue of convertible securities which foresee their eventual conversion to the effects of their computability as capital instruments, in accordance with the applicable solvency regulations, for being dilutive to shareholders.

6. Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the annual general meeting, even if their distribution is not obligatory:

a) Report on auditor independence.

b) Reviews of the operation of the audit committee and the nomination and remuneration committee.

c) Audit committee report on third-party transactions.

d) Report on corporate social responsibility policy.

COMPLIANT

7. The company should broadcast its general meetings live on the corporate website.

COMPLIANT

8. The audit committee should strive to ensure that the board of directors can present the company’s accounts to the general meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the chairman of the audit committee and the auditors should give a clear account to shareholders of their scope and content.

COMPLIANT

9. The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

COMPLIANT

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

10. When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a) Immediately circulate the supplementary items and new proposals.

b) Disclose the model of attendance card or proxy appointment or remote voting form duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the board of directors.

c) Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the board of directors, with particular regard to presumptions or deductions about the direction of votes.

d) After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

NOT APPLICABLE

11. In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.

NOT APPLICABLE

12. The Board of Directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximizing its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

COMPLIANT

13. The board of directors should have an optimal size to promote its efficient functioning and maximize participation. The recommended range is accordingly between five and fifteen members.

COMPLIANT

14. The board of directors should approve a director selection policy that:

a) Is concrete and verifiable;

b) Ensures that appointment or re-election proposals are based on a prior analysis of the board’s needs; and

c) Favours a diversity of knowledge, experience and gender.

The results of the prior analysis of board needs should be written up in the nomination committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each director.

The director selection policy should pursue the goal of having at least 30% of total board places occupied by women directors before the year 2020.

The nomination committee should run an annual check on compliance with the director selection policy and set out its findings in the annual corporate governance report.

COMPLIANT

15. Proprietary and independent directors should constitute an ample majority on the board of directors, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

COMPLIANT

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

16. The percentage of proprietary directors out of all non-executive directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a) In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b) In companies with a plurality of shareholders represented on the board but not otherwise related.

COMPLIANT

17. Independent directors should be at least half of all board members.

However, when the company does not have a large market capitalization, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent directors should occupy, at least, a third of board places.

COMPLIANT

18. Companies should disclose the following director particulars on their websites and keep them regularly updated:

a) Background and professional experience.

b) Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c) Statement of the director class to which they belong, in the case of proprietary directors indicating the shareholder they represent or have links with.

d) Dates of their first appointment as a board member and subsequent re-elections.

e) Shares held in the company, and any options on the same.

COMPLIANT

19. Following verification by the nomination committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

NOT APPLICABLE

20. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latters’ number should be reduced accordingly.

COMPLIANT

21. The board of directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where they find just cause, based on a proposal from the nomination committee. In particular, just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

COMPLIANT

22. Companies should establish rules obliging directors to disclose any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the board of any criminal charges brought against them and the progress of any subsequent trial.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The moment a director is indicted or tried for any of the offences stated in company legislation, the board of directors should open an investigation and, in light of the particular circumstances, decides whether or not he or she should be called on to resign. The board should give a reasoned account of all such determinations in the annual corporate governance report.

COMPLIANT

23. Directors should express their clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the board, even if he or she is not a director.

COMPLIANT

24. Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the annual corporate governance report.

COMPLIANT

25. The nomination committee should ensure that non-executive directors have sufficient time available to discharge their responsibilities effectively.

The board of director’s regulations should lay down the maximum number of company boards on which directors can serve.

COMPLIANT

26. The board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each director may propose the addition of initially unscheduled items.

COMPLIANT

27. Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of absence, directors should delegate their powers of representation with the appropriate instructions.

COMPLIANT

28. When directors or the secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

COMPLIANT

29. The company should provide suitable channels for directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

COMPLIANT

30. Regardless of the knowledge directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

31. The agendas of board meetings should clearly indicate on which points directors must arrive at a decision, so they can study the matter beforehand or gather together the material they need.

For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of directors present.

COMPLIANT

32. Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

COMPLIANT

33. The chairman, as the person charged with the efficient functioning of the board of directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive officer; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each director, when circumstances so advise.

COMPLIANT

34. When a lead independent director has been appointed, the bylaws or board of directors regulations should grant him or her the following powers over and above those conferred by law: chair the board of directors in the absence of the chairman or vice chairmen give voice to the concerns of non-executive directors; maintain contacts with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and coordinate the chairman’s succession plan.

COMPLIANT

35. The board secretary should strive to ensure that the board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

COMPLIANT

36. The board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a) The quality and efficiency of the board’s operation.

b) The performance and membership of its committees.

c) The diversity of board membership and competences.

d) The performance of the chairman of the board of directors and the company’s chief executive.

e) The performance and contribution of individual directors, with particular attention to the chairmen of board committees.

The evaluation of board committees should start from the reports they send the board of directors, while that of the board itself should start from the report of the nomination committee.

Every three years, the board of directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the nomination committee.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.

The process followed and areas evaluated should be detailed in the annual corporate governance report.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

37. When an executive committee exists, its membership mix by director class should resemble that of the board. The secretary of the board should also act as secretary to the executive committee.

PARTIALLY COMPLIANT

The current composition of the Executive Committee of BBVA was agreed by the Board of Directors at its meeting on 31 March 2016, and it was considered that it had the most adequate composition for the performance of its functions.

Thus, in accordance with article 26 of the Board of Directors Regulations of BBVA, which establishes that in its composition non-executive directors have to be a majority over executive directors, as of 31 December 2016, the Executive Committee of the Board of Directors partially reflects the participation on the Board of Directors since its Chairman and Secretary are those of the Board of Directors and is composed of two executive directors and four non-executive directors with the status of other external directors, which represents a majority of non-executive directors in accordance with the provisions of the Regulations of the Board of Directors.

38. The board should be kept fully informed of the business transacted and decisions made by the executive committee. To this end, all board members should receive a copy of the committee’s minutes.

COMPLIANT

39. All members of the audit committee, particularly its chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of committee places should be held by independent directors.

COMPLIANT

40. Listed companies should have a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the board’s non-executive chairman or the chairman of the audit committee.

COMPLIANT

41. The head of the unit handling the internal audit function should present an annual work programme to the audit committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year.

COMPLIANT

42. The audit committee should have the following functions over and above those legally assigned:

1. With respect to internal control and reporting systems:

a) Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2. With regard to the external auditor:

a) Investigate the issues giving rise to the resignation of the external auditor, should this come about.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

b) Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c) Ensure that the company notifies any change of external auditor to the CNMV as a material event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

d) Ensure that the external auditor has a yearly meeting with the board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e) Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

COMPLIANT

43. The audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

COMPLIANT

44. The audit committee should be informed of any fundamental changes or corporate transactions the company is planning, so the committee can analyze the operation and report to the board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

COMPLIANT

45. Risk control and management policy should identify at least:

a) The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks.

b) The determination of the risk level the company sees as acceptable.

c) The measures in place to mitigate the impact of identified risk events should they occur.

d) The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

COMPLIANT

46. Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the audit committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a) Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b) Participate actively in the preparation of risk strategies and in key decisions about their management.

c) Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the board of directors.

COMPLIANT

47. Appointees to the nomination and remuneration committee – or of the nomination committee and remuneration committee, if separately constituted – should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent directors.

COMPLIANT

48. Large-cap companies should operate separately constituted nomination and remuneration committees.

COMPLIANT

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

49. The nomination committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors.

When there are vacancies on the board, any director may approach the nomination committee to propose candidates that it might consider suitable.

COMPLIANT

50. The remuneration committee should operate independently and have the following functions in addition to those assigned by law:

a) Propose to the board the standard conditions for senior officer contracts.

b) Monitor compliance with the remuneration policy set by the company.

c) Periodically review the remuneration policy for directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other directors and senior officers in the company.

d) Ensure that conflicts of interest do not undermine the independence of any external advice the committee engages.

e) Verify the information on director and senior officers’ pay contained in corporate documents, including the annual directors’ remuneration statement.

COMPLIANT

51. The remuneration committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors and senior officers.

COMPLIANT

52. The terms of reference of supervision and control committees should be set out in the board of directors regulations and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations.

They should include at least the following terms:

a) Committees should be formed exclusively by non-executive directors, with a majority of independents.

b) They should be chaired by independent directors.

c) The board should appoint the members of such committees with regard to the knowledge, skills and experience of its directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d) They may engage external advice, when they feel it necessary for the discharge of their functions.

e) Meeting proceedings should be minuted and a copy made available to all board members.

COMPLIANT

53. The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the audit committee, the nomination committee, the corporate social responsibility committee, where one exists, or a dedicated committee established ad hoc by the board under its powers of self-organization, with at the least the following functions:

a) Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b) Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c) Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders.

d) Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

e) Monitor corporate social responsibility strategy and practices and assess compliance in their respect.

f) Monitor and evaluate the company’s interaction with its stakeholder groups.

g) Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h) Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.

COMPLIANT

54. The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a) The goals of its corporate social responsibility policy and the support instruments to be deployed.

b) The corporate strategy with regard to sustainability, the environment and social issues.

c) Concrete practices in matters relative to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conducts.

d) The methods or systems for monitoring the results of the practices referred to above and identifying and managing related risks.

e) The mechanisms for supervising non-financial risk, ethics and business conduct.

f) Channels for stakeholder communication, participation and dialogue.

g) Responsible communication practices that prevent the manipulation of information and protect the company’s honor and integrity.

COMPLIANT

55. The company should report on corporate social responsibility developments in its directors’ report or in a separate document, using an internationally accepted methodology.

COMPLIANT

56. Director remuneration should be sufficient to attract individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors.

COMPLIANT

57. Variable remuneration linked to the company and the director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans should be confined to executive directors.

The company may consider the share-based remuneration of non-executive directors provided they retain such shares until the end of their mandate. This condition, however, will not apply to shares that the director must dispose of to defray costs related to their acquisition.

COMPLIANT

58. In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a) Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b) Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

c) Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one-off, occasional or extraordinary events.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

COMPLIANT

59. A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.

COMPLIANT

60. Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.

COMPLIANT

61. A major part of executive directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

COMPLIANT

62. Following the award of shares, share options or other rights on shares derived from the remuneration system, directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

PARTIALLY COMPLIANT

As a credit entity and thus bound to requirements insofar as remunerations, BBVA establishes its specific rules and regulations by furnishing its remuneration policy with a variable remuneration system that includes deferral conditions, payment in shares, unavailability and clauses for the ex-post adjustment of the remuneration depending on the risk.

In this regard, the BBVA remuneration policy establishes that executive directors will receive 50% of the Annual Variable Remuneration in equal parts in cash and in shares, in the first quarter of the financial year following the year to which the remuneration corresponds, and the remaining 50% (in cash and in shares) deferred as a whole for a period of three years, whereby its accrual and vesting shall be subject to compliance with a series of multi-year indicators, which may reduce the deferred amount even to zero. Moreover, all shares paid for the settlement of Annual Variable Remuneration, both the initial percentage and deferred amounts subject to multi-year indicators shall be unavailable during a certain period, which shall be established on an annual basis by the Board of Directors, applying such a withholding on the resulting number of shares after discounting the part required to honor the tax payments.

In addition, the variable remuneration as a whole will be subject to the reduction and recovery clauses established in the remuneration policy of BBVA’s directors, which approval is subject to the coming General Shareholders’ Meeting of the Bank, which will be applicable to the annual variable remuneration accrued since 2016, inclusive.

This policy already includes for years 2017, 2018 and 2019 the executive directors’ commitment not to transfer the shares that they receive from the remuneration systems, in the terms established in this Recommendation, thus fulfilling it.

On a separate note, the executive directors have not transferred during 2016 the shares derived from remuneration systems, except those transfers made to fulfill tax obligations deriving from their delivery.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

63. Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the director’s actual performance or based on data subsequently found to be misstated.

COMPLIANT

64. Termination payments should not exceed a fixed amount equivalent to two years of the director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

COMPLIANT

H OTHER INFORMATION OF INTEREST

1. If there is any other aspect relevant to the corporate government in the company or in the group entities that has not been reflected in the rest of the sections of this report, but is necessary to include to provide more comprehensive and well-grounded information on the corporate governance structure and practices in your entity or its group, detail them briefly.

2. This section may also include any other relevant information, clarification or detail related to previous sections of the report insofar as they are relevant and not reiterative.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the mandatory information to be provided when different from that required by this report.

3. The company may also indicate if it has voluntarily signed up to other international, industry-wide or any other codes of ethical principles or best practices. Where applicable, the code in question will be identified along with the date of signing. In particular, mention will be made as to whether it has adhered to the Code of Best Tax Practices (Código de Buenas Prácticas Tributarias) of 20 July 2010.

The data in this report refer to the year ending 31 December 2016, except in those cases when another date of reference is specifically stated.

Further to Section A.2, State Street Bank and Trust Co., The Bank of New York Mellon S.A.N.V. and Chase Nominees Ltd., as international custodian/depositary banks, held 11.74%, 5.18% and 7.04% of BBVA’s share capital, respectively, as of December 31 2016. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of the BBVA common stock.

Filings of significant holdings to CNMV: On 6 October 2016, Blackrock Inc. filed a report with the CNMV (securities exchange authority) stating that it now had an indirect holding of 5.000% of the BBVA share capital, through the company Blackrock Investment Management. Likewise, on 9 January 2017, Blackrock Inc. filed a report with the CNMV (securities exchange authority) stating that it now had an indirect holding of 4.886% of the BBVA share capital. Likewise, on 13 January 2017, Blackrock Inc. filed a report with the CNMV (securities exchange authority) stating that it now had an indirect holding of 5.253% of the BBVA share capital.

The director holdings indicated in section A.3 are those reported as of 31 December 2016 and therefore may have subsequently changed. Moreover, following the instructions to complete the Corporate Governance Report, the owners of indirect holdings are not identified in this section; as none of them holds as much as 3% of share capital and none of them reside in tax havens.

Moreover, as an explanation to the second table of section A.3., the number of direct rights on shares in the Company corresponds with the shares from the Annual Variable Remuneration (AVR) from previous years that was deferred and pending payment on the date of this Report, subject to the conditions for this. Thus, is included the total number of “rights to shares” of BBVA executive directors corresponding to the third and second third deferred of years 2013 and 2014 that they will perceive in 2017; to the third third deferred of the year 2014 that they will perceive in 2018; and the 50% deferred of the AVR 2015 that they will perceive in 2019, subject in this case to the multiannual indicators that could reduce the amount deferred, even become zero.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

These amounts are disclosed in an individual manner for each executive director in the following way:

•	In the case of the Chairman: 29,555 shares corresponding to the third third deferred of AVR 2013; 37,392 shares and 37,390 shares corresponding to the second and third third deferred of AVR 2014; and 135,299 shares corresponding to the 50% of AVR 2015.

•	In the case of the CEO, who was appointed to that position on 4 May 2015: 7,937 shares corresponding to the third third deferred of AVR 2013; 11,766 shares and 11,766 shares corresponding to the second and third third deferred of AVR 2014, all of this in his previous condition of Director of Digital Banking; and 79,956 shares corresponding to the 50% of AVR 2015, being his AVR 2015 proportional to the months elapsed in the performance of both positions.

•	In the case of the executive director Head of GERPA: 1,768 shares corresponding to the third third deferred of AVR 2013; 3,681 shares and 3,678 shares corresponding to the second and third third deferred of AVR 2014; and 14,815 shares corresponding to the 50% of AVR 2015.

The payment of these deferred shares is subject to the non-occurrence of any of the situations established by the Remuneration Policy applicable in each year that could impede payment thereof (malus clauses/clawback) in addition the remaining conditions of the liquidation and payment system.

Further to the information in section A.8, regarding earnings from treasury-stock trading, rule 21 of Circular 4/2004 and IAS 32, paragraph 33, expressly prohibit the recognition in the income statement of profits or losses made on transactions carried out with treasury stock, including their issue and redemption. Said profits and losses are directly booked against the company’s net assets. In the table of significant variations, the date of entry of CNMV Model IV in the registries of that body is included. Such model corresponds to the communications with own shares and the reason for such communication.

In addition to what is indicated in section A.9, in relation to the agreement adopted by the BBVA Ordinary General Shareholders Meeting held on 16 March 2012, item three of the Agenda, regarding delegation to the Board of Directors of the power to increase the share capital, one or more times, within a maximum period of five years from the date of adoption of said agreement, up to 50% of the share capital of BBVA at the time of said authorization, the countervalue of said shares comprising cash considerations, given that the term of the aforementioned delegation expires in 2017, the adoption of a new delegation in terms similar to those currently in force will be proposed at the next Ordinary General Shareholders’ Meeting.

Also, in relation to the agreement adopted by the BBVA Ordinary General Shareholders’ Meeting held on March 16, 2012, in the fifth item on the Agenda, delegating to the Board of Directors the power to issue convertible securities and/or securities exchangeable for BBVA shares, one or more times, within a maximum period of five years from the date of adoption of said agreement, to a maximum total amount of €12,000,000,000 or the equivalent in any other currency , given that the term of the aforementioned delegation expires in 2017, a new delegation agreement will be proposed at the next Ordinary General Shareholders’ Meeting in terms similar to those currently in force.

Regarding section A.9 bis, the resulting estimated floating capital of BBVA less the capital held by the members of the Board of Directors and as treasury stock, both as of 31 December 2016, following the instructions to complete the Corporate Governance Report is 99.87%.

Further to the information in section A.10, there are no legal or bylaws restrictions on the exercise of voting rights and there are no legal or bylaws restrictions on the free acquisition or transfer of shares in the company’s share capital. As for the legal restrictions on the free acquisition or transfer of shares in the company’s share capital, Spanish Act

10/2014, dated 26th June, on the regulation, supervision and solvency of credit institutions establishes that the direct or indirect acquisition of a significant holding (as defined in section 16 of that Act) is subject to assessment by the Bank of Spain as set out in sections 16 et seq. of that Act. Additionally, article 25 of Royal Decree 84/2015, implementing Act 10/2014, establishes that the Bank of Spain shall evaluate proposals for acquisitions of significant shares and submit a proposal to the European Central Bank regarding whether to oppose this acquisition or not. This same article establishes the criteria that should be considered during said evaluation and the applicable timelines.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Further to the information included in section C.1.15:

The amount indicated as “Remuneration of the Board of Directors” includes remuneration stemming from the remuneration systems established for non-executive and executive directors as provided for in the Remuneration Policy for BBVA directors and pursuant to article 33 bis and 50 bis of the Company Bylaws, respectively, and includes:

a) The fixed remuneration (for pertaining to the Board and Committees) and remuneration in kind corresponding to 2016 of non-executive board members.

b) The fixed remuneration and in kind for executive directors (3) corresponding to 2016.

c) The Annual Variable Remuneration 2016 equally distributed in cash and in shares for executive directors. It should nonetheless be noted that this remuneration, has not accrued to the executive directors in its entirety on the date of this Report, since, according to the BBVA director Remuneration Policy applicable to them, they will only receive 50% of this amount in 2017, while the remaining amount will be deferred for a period of three years, and its accrual and payment is subject to the concurrence of the multi-year assessment indicators. Furthermore, the deferred Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Remuneration Policy applicable in each year, that could reduce or impede payment thereof (malus clauses/clawback) in addition the remaining conditions of the liquidation and payment system of the Annual Variable Remuneration.

d) The remuneration paid for all concepts to two independent directors who ceased in their position in March 2016 and who, consequently, did not remain in office as of 31 December 2016.

The total amount indicated, pursuant to the instructions in this Report, corresponds to the amount declared as total remuneration accrued according to chart c) “Summary of Remuneration”, section D.1 in the Annual Report on Directors’ Remuneration of BBVA.

All these items are included for each individual director in Note 54 of the Annual Report.

For calculating the cash value of the shares corresponding to the Annual Variable Remuneration for 2016, and in accordance with the Remuneration Policy, the reference used was the average BBVA share closing price corresponding to the trading days between 15 December 2016 and 15 January 2017, namely €6.43 per share.

The provisions recorded as of 31 December 2016 to cover commitments undertaken for the Chief Executive Officer amounted to €16,051 thousand, of which, during 2016 and according to applicable accounting regulations, €2,342 thousand have been provisioned against earnings of the year and €836 thousand against equity, in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. In the case of the executive director Head of GERPA, the provisions recorded as of 31 December 2016 amounted to €609 thousand, of which €310 have been provisioned against earnings of the year. In both cases, these amounts include the provisions covering retirement, as well as death and disability.

There are no other pension obligations in favour of other executive directors.

As a result of the entry into force of Circular 2/2016, of the Bank of Spain to the credit institutions, on supervision and solvency, 15% of the annual contributions agreed to pension systems determined on the basis of the benefit accrued for the financial year corresponding to executive directors and BBVA’s senior managers, will be based on variable components and will be considered as discretionary pension benefits, and in consequence will be deemed as deferred variable remuneration, subject to the payment and withholding conditions provided in the applicable regulations, as well as reduction arrangements and other applicable conditions established to the variable remuneration in the Remuneration Policy for BBVA’s Directors.

The balance of the item “Provisions - Funds for pensions and similar liabilities” on the Group’s consolidated balance sheet as of 31 December 2016 includes €89 million under the item for post-employment benefit commitments maintained with former members of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Further to the information included in section C.1.16:

The heading “Total senior management remuneration” includes the remuneration of members of Senior Management listed as such as of 31 December 2016 (14 members), comprising:

a) The fixed remuneration and the remuneration in kind during 2016;

b) The Annual Variable Remuneration received during the first quarter of 2016 corresponding to 2015, both in cash and in shares;

c) The deferred part of the variable remuneration received during the first quarter of 2016, corresponding to previous years (2014, 2013 and 2012), both in cash and in shares, plus the amount of the corresponding updates.

For calculating the cash value of the shares corresponding to said remuneration, the payment price has been €5.44.

Moreover, members of Senior Management of the BBVA Group, excluding executive directors, who had ceased in that condition during 2016 have received an overall total amount during this period of: €2,232 thousand as fixed remuneration; €1,076 thousand and 162,266 BBVA shares corresponding to 50% of the Annual Variable Remuneration for 2015; and €462 thousand and 53,246 BBVA shares as liquidation of the parts deferred from the Annual Variable Remuneration from 2014, 2013 and 2012 whose corresponding payment was settled during the first quarter of 2016, including the corresponding update; and as remuneration in kin and others amounting to €511 thousand.

Moreover, in 2016 following the disengagement of some members of Senior Management from the Group, compensations were settled for a total amount of €1,788 thousand, which is recorded in note 44 to the Annual Report under Other Personnel Expenses.

Lastly, the provisions recorded as of 31 December 2016 for pension commitments for members of the Senior Management, excluding executive directors, amounted to €46,299 thousand, of which, during 2016 and according to applicable accounting regulations, €4,895 thousand have been provisioned against earnings of the year and €2,226 thousand against equity, in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. These amounts include the provisions covering retirement, as well as death and disability.

As a result of the entry into force of Circular 2/2016, of the Bank of Spain to the credit institutions, on supervision and solvency, 15% of the annual contributions agreed to pension systems determined on the basis of the benefit accrued for the financial year corresponding to executive directors and BBVA’s senior managers, will be based on variable components and will be considered as discretionary pension benefits, and in consequence will be deemed as deferred variable remuneration, subject to the payment and withholding conditions provided in the applicable regulations, as well as reduction arrangements and other applicable conditions established to the variable remuneration in the Remuneration Policy for BBVA’s Directors.

The balance of the item “Provisions - Funds for pensions and similar liabilities” on the Group’s consolidated balance sheet as of 31 December 2016 includes €265 million under the item for post-employment benefit commitments maintained with former members of the Bank’s Senior Management.

In reference to section C.1.29, the Board of Directors always meets with the attendance of its chair and therefore the Lead Director has never chaired a meeting of the Board of Directors. The Lead Director, in the scope of his entrusted duties, maintains fluid contact with the independent directors to simplify the discharge of his duties.

With regard to section C.1.31, as BBVA shares are listed on the New York Stock Exchange, it is subject to the supervision of the Securities & Exchange Commission (SEC) and, thus, to compliance with the Sarbanes Oxley Act and its implementing regulations, and for this reason each year the Group Executive Chairman, the CEO and the executive tasked with preparing the Accounts sign and submit the certifications described in sections 302 and 906 of this Act, related to the content of the Annual Financial Statements. These certificates are contained in the annual registration statement (Form 20-F) which the Company files with this authority for the official record.

As reference to section C.1.45, the contractual terms and conditions insofar as provisions of the Chief Executive Officer, shall determine that when no longer holding said position for any reason other than his own will, retirement, disability or serious breaches of duty, he would be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension or capital, whose annual amount will be calculated on the basis of the provisions

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

that, according to current actuarial criteria applicable at that moment, the Bank might have made to said date in fulfillment of the pension commitments for retirement as established in his contract, though in no case whatsoever shall this commitment bind the Bank to any additional provisions. This pension may not exceed 75% on the pensionable base if the event occurs before turning 55 or 85% on the pensionable base if the event occurs after turning said age.

Likewise, the Board of Directors only approves the contract conditions related to executive directors and Senior Management members as set out in article 17 of the Board Regulations, which are reported to the General Meeting through this Report and the Annual Report on Directors’ Remuneration of BBVA, but does not authorize those of other technical and specialist professionals.

Further to section C.2.1, on 31 December 2016, the BBVA Executive Committee partially reflected participation in the Board of Directors, since its Chair and Secretary sit on the Board of Directors whose composition, according to article 26 of the Regulations of the Board of Directors, has more non-executive directors than executive directors.

Moreover, and further to section C.2.1, we provide brief indications regarding what the regulations establish about the composition and functions of each board committee:

•	Audit and Compliance Committee: Article 29 of the Board Regulations establishes that the Audit and Compliance Committee will exclusively comprise independent directors tasked with assisting the Board of Directors in supervising the financial information and exercising oversight for the Group. The members of the Audit and Compliance Committee, and particularly its Chair, shall be appointed with regard to their knowledge and background in accounting, auditing and risk management. It will be made up of four members appointed by the Board, one of whom will be appointed taking into account his/her knowledge of accounting, auditing or both. The Board will also appoint the Chair of this Committee, who must be replaced every four years and may be re-elected one year after the end of his/her term of office. When the Chair cannot be present, his/her duties will be performed by the most senior independent director on the Committee, and, where more than one person of equal seniority are present, by the eldest. The Committee will appoint a Secretary who may or may not be a member of the Committee.

Turning to the duties of the Audit and Compliance Committee mentioned in section C.2.1, in addition to the duties cited in said section, the Audit and Compliance Committee has its own operating regulations available on the BBVA website (www.bbva.com) and includes a full breakdown of the duties of this Committee.

•	Appointments Committee: Article 32 of the Board Regulations establishes that the Appointments Committee will comprise a minimum of three members who will be appointed by the Board of Directors, which will also appoint its Chair. All the members of this Committee must be non-executive directors, and a majority of them independent directors, as its Chair. When the Chair cannot be present, the meetings will be chaired by the most senior independent director on the Committee, and, where more than one person of equal seniority are present, by the eldest.

•	Remuneration Committee: Article 35 of the Board Regulations establishes that the Remuneration Committee will comprise a minimum of three members who will be appointed by the Board of Directors, which will also appoint its Chair. All the members of this Committee must be non-executive directors, and a majority of them independent directors, as its Chair. When the Chair cannot be present, the meetings will be chaired by the most senior independent director on the Committee, and, where more than one person of equal seniority are present, by the eldest.

•	Executive Committee: Article 26 of the Board Regulations establishes the following: In accordance with the Company Bylaws, the Board of Directors may, with the favorable vote of two-thirds of its members, appoint an Executive Committee, ensuring that there is a majority of non-executive directors over executive directors. The Executive committee will be chaired by the Chairman of the Board of Directors, or when this is not possible, by whomever the Company Bylaws determines. The secretary of the Committee will be the Secretary of the Board. If absent, the person the meeting’s members appoint for this purpose will stand in for the secretary.

•

Risk Committee: Article 38 of the Company Board Regulations establishes that the Risk Committee will comprise a minimum of three members who will be appointed by the Board of Directors, which will also appoint its Chair. All the members of this Committee must be non-executive directors of whom at least one third, and in any event the Chair,

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

must be independent. When the Chair cannot be present, the meetings will be chaired by the most senior independent director on the Committee, and, where more than one person of equal seniority are present, by the eldest.

•	Technology and Cyber-security Committee: The Technology and Cyber-security Committee Regulations establish that it will comprise a minimum of three members appointed by the Board of Directors, which will also appoint its Chairman. For these purposes, the Board of Directors will consider the knowledge and experience in technology, information systems and cyber-security. When the Chairman cannot be present, the Committee meetings will be chaired by the most senior member of the Committee and, where more than one person of equal seniority are present, by the eldest.

Regarding section C.2.5, on the most important actions of the Remuneration Committee during 2016, the Chairman of the Remuneration Committee submitted a report to the Board on its activities during 2016 including, among others, the following aspects: in relation to non-executive directors, the need to extend the remuneration system with deferred payment for an additional period of 5 years and submitted that decision to the General Meeting as governing body responsible for approving it; likewise, the remuneration corresponding to the Technology and Cyber-security members’ was determined for its proposal to the Board. Regarding the remuneration issues of executive directors, the Committee proposed for approval by the Board the settlement of the Annual Variable Remuneration 2015, the updating of the deferred parts of the variable remuneration of previous years, the review of the update of the fixed and variable remuneration of reference for 2016, the determination of the annual and multiannual indicators for the calculation of the Annual Variable Remuneration 2016, as well as their weightings, target and scales, and annual determination rules for the settlement and payment system of the variable remuneration applicable to the categories of personal whose professional activities significantly influence the risk profile of the Group, including executive directors and BBVA Senior Management (Identified Group). In addition, regarding the remuneration issues of Senior Management, the Committee proposed for approval by the Board the settlement of the variable remuneration for 2015 and the basic contractual conditions for 2016. This also included, among other matters, the tasks carried out by the Committee in relation to the Annual Report on Directors’ Remuneration, proposed to the Board for a consultative vote by the General Meeting, review of the application of the Remuneration Policy in the previous year and verification of information on the remuneration of directors and senior executives contained in corporate documents. In addition, the Committee has carried out in 2016 an intense work to review the Remuneration Policy applicable in view of the new regulation that has recently been approved on remuneration, by submitting the corresponding proposals to the Board for the amendment of the Remuneration Policy for directors and Identified Group.

With respect to section D (Related-party and Intragroup Transactions), see Note 53 of the BBVA Annual Consolidated Accounts for 2016. With respect to section D.4, it details the transactions conducted by Banco Bilbao Vizcaya Argentaria, S.A. at the close of the year, with companies issuing securities on international markets, carried out as part of ordinary trading related to the management of outstanding issuances. Moreover, with respect to section D.4, please refer to the section entitled “Offshore financial centers” in the BBVA Consolidated Management Report for 2016.

During 2011, the BBVA Board of Directors approved the Bank’s adhesion to the Code of Best Tax Practices (Código de Buenas Prácticas Tributarias) approved by Foro de Grandes Empresas according to the wording proposed by the State Tax Administration Agency (AEAT). During this year, it has been compliant with the contents of this Code. Moreover, BBVA is committed to applying the provisions of the Universal Declaration of Human Rights, Principles of United Nations Global Compact (which BBVA has formally signed), Equator Principles (to which BBVA has been formally adhered since 2004) and other conventions and treaties involving international organizations such as the Organization for Economic Cooperation and Development and the International Labor Organization.

This annual report on corporate governance has been approved by the company’s board of directors on 9 February 2017.

List whether any Directors voted against or abstained from voting on the approval of this Report.

NO

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 14, 2017	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative